STARTING STRONG
IN AUSTRALIA



EVERYONE GETS HOME SAFE

2024
ANNUAL REPORT

TABLE OF
CONTENTS

FINANCIAL
HIGHLIGHTS

COMBINED REVENUE
UP
3.5x



(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EBITDA
UP
3.8x



(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS
UP
3.8x



(In millions of Canadian dollars)
Years ended December 31

FIVE-YEAR
TRENDS

	2024	2023	2022	2021	2020
Combined revenue ($m)	1,415.3	1,281.1	1,054.3	812.2	583.5
Adjusted EBITDA ($m)	390.3	297.0	245.3	207.3	174.3
Adjusted EBIT ($m)	205.3	145.2	113.8	92.7	81.4
Adjusted EBITDA margin	27.6%	23.3%	23.3%	25.5%	29.9%
Adjusted EBIT margin	14.5%	11.3%	10.8%	11.4%	14.0%
Return on invested capital	11.9%	12.5%	13.0%	10.8%	10.0%
Total assets ($m)	1,694.3	1,546.0	979.5	869.3	839.3
Invested capital ($m)	1,245.1	1,080.0	661.7	647.5	634.1
Net debt ($m)	856.2	723.4	355.8	369.0	385.9
Outstanding common shares, excluding treasury shares (m)	26.7	26.7	26.4	28.5	29.2
Adjusted EPS ($)	3.73	2.83	2.41	2.06	1.73
Cash dividend declared per share ($)	0.42	0.40	0.32	0.16	0.16

LETTER TO
SHAREHOLDERS

Dear Shareholders:

Reflecting on the past year, I can't help but feel it was somewhat Dickensian—a tale of two halves. The first half of 2024 certainly had connotations of "the worst of times" as our oil sands business began the year without meaningful backlog and a 30% drop in demand by the second quarter. The challenges continued with our poorly performing Nuna joint venture, where a complete turnaround was deemed necessary. Compounding matters, major early wildfires in Alberta caused shutdowns in Fort McMurray and higher costs were incurred due to quality issues associated with our component remanufacturing partnerships.

However, not a culture to sit around and complain, our fantastic team at NACG got to work to cultivate future "best of times." We sorted through underutilized assets and began shipping units to our high demand Australian market. The right team was assembled at Nuna—project controls and management processes were tightened up and overheads were promptly reduced. We sourced a new partner in component remanufacturing and reestablished an alliance-type agreement with our largest OEM dealer. We also re-established long term contracts, meaningful backlog and strong partner relationships in our oil sands business. These efforts have left NACG well-positioned to capitalize on future opportunities to achieve the "best of times."

While our business experienced much change through the year, we remained, as always, steadfast in our commitment to safety. We are dedicated to exceeding our industry-leading safety targets and striving to ensure our workforce returns home safely to their families.

Our Australian operations performed well all year and their achievements in 2024 were impressive across the board. In our first full year of business in Australia, we won a billion dollars in new and extended contracts. The most recent win at a New South Wales copper mine is particularly satisfying, as this not only increased our geographic and commodity diversity, it demonstrated we can compete and win unit rate contracts, which are typical in markets where there is significant future growth opportunity, as in Western Australia. The copper project, together with an extension and expansion of one of our metallurgical coal projects earlier in the year, were also instrumental in engaging the couple dozen assets sent from Canada. Not only did our Australian team put these assets to work, they maintained consistent monthly utilization over 80% in the fourth quarter. Australia now comprises over half of our annual revenue, 70% of total backlog and, most importantly, over 60% EBIT. These numbers provide great confidence for future Australia stability, consistency and growth opportunities.

Our major Fargo infrastructure project achieved peak annual revenue of $153 million and progressed past the 60% completion mark, with over 20% being completed during the second half of 2024. We continue to see great growth opportunities in both the North America and Australia infrastructure markets—a strong fit for our skills and culture. With that in mind, we have set a strategic focus to increase this area of our business, taking steps to strengthen our infrastructure team talent this year with the goal of infrastructure projects comprising 25% of annual earnings by the end of 2027.

In other joint venture contributions, the second half of the year saw the new leadership team at Nuna return the business to profitability, setting Nuna up for sustainable growth during 2025.

We believe we can continue to grow our business organically while also assessing potential acquisitions that would allow diversification (to provide long term stability of our business) and maximization of return on assets. We perceive strong commodities and infrastructure markets and high demand for our services in North America and Australia. Therefore, in 2025, we expect to maintain our strategic focus in the areas of operational excellence, improved asset utilization and growth.

We are committed to paying down our debt and adding strength to our balance sheet but also remain committed to providing the best return to our shareholders. To this end, we announced the redemption of our 5.5% convertible debentures in early 2025. Of the $75 million principal, $73 million has been converted to 3.0 million shares. Additionally, we repurchased close to 205,000 shares under the NCIB program. With the reduced debt from the debenture conversions and an expected $140 million midpoint of free cash flow, we see great opportunities to continue to invest in shareholder-friendly ways through share purchases and/ or dividend increases, while paying down debt and investing in growth capital when attractive opportunities present themselves.

This year marks my fifth year as CEO and the midpoint of the 2025 guidance represents a consistent average annual EBITDA growth rate over that period of around 20%. While there have been plenty of ups and downs to this point in my tenure, I know the talented NACG team that I have been blessed with will continue to drive a high level of performance. I believe the current health of our business and the demand for our earthworks and infrastructure services from a growing resource and energy transition marketplace puts us in the best position to continue this growth trend. I know my team will torment me if I try to get witty with a closing Dickens quote, but I have no problem summarizing my thoughts about the year ahead and the future of our business as "great expectations".

Thank you much for entrusting us with your investment dollars. I extend my heartfelt appreciation to all of our employees for their unwavering support and continued belief in our vision and our culture.

Sincerely,

Joseph C. Lambert

2025
VISION

SAFETY

SUSTAINABILITY

EXECUTION

SAFETY

As a mining and heavy civil contractor, safe operations are vital to our continued success. Safe operations mean sustainable operations and we are driven by the core principle of being safe and environmentally responsible operators. We are committed to identifying, understanding, and effectively managing the hazards and environmental impacts arising from our daily activities.

In 2024, we achieved a Total Recordable Injury Rate (TRIR) of 0.39, on a target of 0.50. We continuously strive to enhance our safety management systems, refine our processes, and implement best practices to mitigate risks.

We are committed to the belief that all workplace incidents are preventable and will continuously pursue safety excellence by strengthening both our processes and culture. As a longstanding core objective at NACG, Total Recordable Incident Rate (TRIR) will remain a key benchmark for evaluating our safety performance. Recognized nationally and across the industry, TRIR ensures our safety standards align with those of our clients.

We recognize the importance of not only measuring actual incidents but also understanding and addressing the potential for serious outcomes. Significant Incident Frequency Potential (SIFP) is a critical metric that reflects our proactive approach to managing high-risk activities and preventing incidents with severe consequences. By identifying and analyzing events with significant risk potential, even if they do not result in actual harm, we aim to continuously improve our safety systems, enhance hazard recognition, and mitigate risks before they escalate.

Central to our approach for 2025 is continuing to incorporate the principles of Human and Organizational Performance (HOP) philosophy as it relates to safety. By recognizing that humans are fallible and that workplace systems must be designed to account for this, we focus on building resilient processes that anticipate errors and minimize their impact. At NACG, we believe that a strong safety culture emerges from fostering open communication, empowering employees at all levels to share insights, and learning from both successes and challenges. This continuous learning approach not only enhances awareness but also reinforces our commitment to the health and safety of everyone on our sites.



SAFETY PRINCIPLES

▶ **Health, safety and environmental protection are integral to our operations and success**

▶ **Promoting safe behavior is the cornerstone of our safety culture**

▶ **Our unwavering commitment to people, relationships, and safety helps us attract the best talent in the industry**

▶ **We are continuously improving our health, safety, and environmental systems with a focus on accountability and compliance, striving for ongoing safety excellence**

▶ **We aspire to be recognized as a forward-thinking contractor and an industry leader, setting new standards for safety excellence in heavy construction and mining**

SUSTAINABILITY

Since inception, both NACG and MacKellar have cultivated strong cultures of safety and cost-effective operation. We believe this culture is central to our success. We also believe that our long-term success requires commitment to a culture of sustainability – one that balances environmental, social and economic performance. We continually work towards enhancing systems and processes that align with our sustainability principles while fulfilling the needs of our customers, partners, and stakeholders. Just as cost-efficiency and safety are shared responsibilities across our teams, sustainability is a collective and embedded responsibility.

AREAS OF FOCUS

1 Diversity

We recognize the importance of having a diverse organization and that starts at the top. We are committed to gender diversity on both the Board of Directors and amongst our senior leadership group.

2 Emissions Management

Our scope 1 emissions are derived from the combustion of diesel from our off-road heavy equipment fleet. We're committed to minimizing our scope 1 emissions primarily through improved equipment utilization and lower idle times.

3 Total Recordable Injury Rate Of 0.5 Or Less

We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. A longstanding core goal of NACG, TRIR will continue to be used as one of our benchmarks to measure our safety performance. TRIR is an industry and nationally recognized standard safety metric and will keep the Company in line with our clients.

EXECUTION

Operational excellence is the key to achieving expected margins and shareholder returns. We will continue to build on our industry leading fleet maintenance strategy to maximize mechanical availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives.



OPERATIONAL PRIORITIES FOR 2025

- Enhance safety systems and focusing on consistency and front-line leaders training

- Increase equipment utilization and advance telematics, including roll-out in Australia

- Geographic and resource diversification outside of Queensland and Alberta

- Keen focus on customer satisfaction to earn contract extensions and expansions

- Leverage ERP system in Australia to optimize business processes and lower costs

- Expand external maintenance and component rebuild services for third party customers

BOARD OF
Directors



Martin Ferron
Chair of the Board
Director Since: June 7, 2012



Joe Lambert
Director Since: January 1, 2021



Bryan Pinney
Lead Director and Chair
of Audit Committee
Director Since: May 13, 2015



John Pollesel
Chair of Operations Committee
Director Since: November 23, 2017



Maryse Saint-Laurent
Chair of Governance &
Sustainability Committee
Director Since: August 8, 2019



Thomas Stan
Chair of Human Resources &
Compensation Committee
Director Since: July 14, 2016



Kristina Williams
Director Since: August 8, 2019



Dr. Vanessa Guthrie AO
Director Since: March 1, 2024

SENIOR
Management



Joe Lambert
President & Chief
Executive Officer



Jason Veenstra
Chief Financial Officer



Barry Palmer
Chief Operating Officer & Regional
President of MacKellar Group



Jordan Slator
Chief Legal Officer



David Kallay
Chief People Officer



Craig Nauta
Vice President of Operations



Laura Schumacher
Vice President of Finance

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 19, 2025

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF") and our report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act) are available on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.ca, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended December 31,		
	2024	2023[iv]	Change
Revenue	**$ 1,165,787**	$ 964,680	$ 201,107
Total combined revenue[i]	**1,415,329**	1,281,088	134,241
Gross profit	**210,048**	154,833	55,215
Gross profit margin[i]	**18.0%**	16.1%	1.9%
Combined gross profit[i]	**259,503**	204,471	55,032
Combined gross profit margin[i][ii]	**18.3%**	16.0%	2.3%
Operating income	**153,330**	96,330	57,000
Adjusted EBITDA[i]	**390,258**	296,963	93,295
Adjusted EBITDA margin[i][iii]	**27.6%**	23.2%	4.4%
Net income	**44,085**	63,141	(19,056)
Adjusted net earnings[i]	**99,794**	75,228	24,566
Cash provided by operating activities	**217,607**	278,090	(60,483)
Cash provided by operating activities prior to change in working capital[i]	**282,150**	227,456	54,694
Free cash flow[i]	**17,963**	98,240	(80,277)
Purchase of PPE	**280,144**	202,809	77,335
Sustaining capital additions[i]	**166,025**	168,586	(2,561)
Growth capital additions[i]	**84,633**	40,416	44,217
Basic net income per share	**$ 1.65**	$ 2.38	$ (0.73)
Adjusted EPS[i]	**$ 3.73**	$ 2.83	$ 0.90

[i]See "Non-GAAP Financial Measures".
[ii]Combined gross profit margin is calculated using combined gross profit over total combined revenue.
[iii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
[iv]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Revenue of $1,165.8 million represents a $201.1 million (or 21%) increase for the full year of 2024, compared to 2023, as a result of the acquisition of the MacKellar Group ("MacKellar") which occurred on October 1, 2023. Combined revenue of $1,415.3 million represents a $134.2 million (or 10%) increase for the full year of 2024, compared to 2023.

Included within the Heavy Equipment - Australia segment, MacKellar generated a full year of revenue in 2024 totaling $561.9 million, compared to one quarter of revenue in 2023, which generated $122.5 million, and resulted in a year-over-year positive variance of $439.4 million. These positive variances in Australia were offset by reductions in the Canadian heavy equipment business ($211.6 million or 28%).

Since acquisition and throughout 2024, MacKellar continued its growth trend with the fourth quarter of 2024 being its highest revenue quarter and over 6% higher than the previous high in the third quarter despite significant rainfall in December. Consistent commissioning of incremental equipment from both growth capital as well as equipment received from Canada allowed for this positive trend line. In particular, the incremental scopes awarded in August 2024 by a metallurgical coal producer in Queensland as part of a five-year contract extension bolstered revenue in late 2024. Equipment utilization was remarkably stable during the year, averaging 83% and peaking in Q3 at 84%, while only slightly impacted by the rainy seasons experienced at the beginning and end of the year.

Revenue within Heavy Equipment – Canada experienced an approximate 28% year-over-year step-down in 2024 as heavy equipment scopes in the oil sands region were significantly reduced at the Fort Hills and Syncrude mines. Offsetting these decreases was the equipment mobilized to the Millennium and Kearl mines which experienced year-over-year increases of 30% and 20%, respectively. Due to the overall scope decreases in the oil sands region, the correlated equipment utilization averaged approximately 51% for the full year. Fourth quarter performance of 54% reflected a modest increase from 2024 Q3 of 51% but generated a more noticeable 7% increase in revenue. Of note, reported revenue in Heavy Equipment – Canada was reduced $8.9 million in the fourth quarter from the extinguishment of a customer claim as part of a four-year $500 million contract extension executed in December 2024.

Combined revenue of $1,415.3 million in 2024 represents a $134.2 million (or 10%) year-over-year increase. Our share of revenue generated in 2024 by joint ventures and affiliates was $249.5 million, compared to $316.4 million in 2023 (a decrease of $66.9 million or 21%). The Nuna Group of Companies ("Nuna") posted a year-over-year decrease of $108.7 million due to the project completion in early 2023 Q3 at a gold mine in northern Ontario. Offsetting this decrease, the Fargo Moorhead project posted a $35.2 million increase as a second year of full scale operations was completed and generated $152.8 million in 2024, compared to $117.5 million in 2023. The project progressed past the 60% completion mark with over 20% being completed in the second half of 2024. The Mikisew North American Limited Partnership ("MNALP") posted similar annual results when comparing to 2023 as increases in direct equipment ownership offset decreases in subcontract revenue.

Adjusted EBITDA of $390.3 million represents a 31% increase from the prior year result of $297.0 million which is higher than the 10% combined revenue increase as margin of 27.6% was significantly improved from the prior year margin of 23.2%. The acquisition of MacKellar on October 1, 2023, provided a transformative change in margin profile as the trailing twelve-month adjusted EBITDA margin at that time was 23.6% with the margin achieved since being 27.6%, an increase in margin of 4.0% (or a relative 17% increase). The heavy equipment fleet in Australia was highly utilized throughout the year with additional fleet providing strong incremental margin with the rainy season slightly impacting Q1 and Q4 results. The Canadian fleet experienced in a 30% step-down in demand in the second quarter but operated the fleet and managed costs effectively throughout the year.

Gross profit and margin for the year were $210.0 million and 18.0%, respectively, up from $154.8 million and 16.1% in the previous year. Certain one-time items impacted gross profit margin reported for the year being i) transportation, shipping and integration costs incurred in Australia ($10.1 million), ii) the extinguishment of an oil sands customer claim to secure a four-year contract ($8.9 million) and iii) a write-down of assets held for sale in Canada ($4.2 million). Consistent with the compilation of the adjusted EBITDA margin and when excluding these items, gross profit margin for the year was 20.0%, up 3.9% from the full year of 2023.

For the reportable segments, Heavy Equipment – Australia reported a gross margin of 22.2% in 2024, however, when excluding the item mentioned above, achieved a margin of 23.9% for the year compared to 25.6% in 2023 which was primarily generated in the fourth quarter. Heavy Equipment - Canada reported a gross margin of 12.3%, however, when excluding the items mentioned above, achieved a margin of 14.7% which compares favourably to the full year margin of 13.7% in 2023.

Depreciation expense for the year was $166.7 million, or 14.3% of revenue, an increase from the prior year expense of $131.3 million but relatively consistent with the revenue rate of 13.6%. General and administrative expenses (excluding stock-based compensation) were $47.2 million, or 4.1% of revenue, an increase from the prior year expense of $41.0 million, but also relatively consistent with the revenue rate of 4.3%. As mentioned, both of these expense ratios in 2024 were consistent with the prior year, with the aforementioned EBITDA margin improvements being derived from improved operational performance.

Net interest expense was $59.3 million for the year, including approximately $3.0 million of non-cash interest, compared to $36.9 million and $1.6 million, respectively, in the previous year on both higher net debt balances in 2024 and slightly higher interest rates. Our average cash cost of debt for the year was 8.1%, compared to 7.5% in the prior year. Adjusted EPS of $3.73 on adjusted net earnings of $99.8 million is 32% up from the prior year figure of $2.83 and is consistent with the 31% increase of adjusted EBITDA as depreciation, tax, and interest rates generally tracked consistently with the prior year. Weighted-average common shares outstanding were steady during 2024 and 2023 being 26.8 million and 26.6 million, respectively. Shares purchased and cancelled in the fourth quarter of 2024 offset issuances related to stock-based compensation and convertible debenture redemption.

Free cash flow of $18.0 million is the culmination of adjusted EBITDA of $390.3 million, mentioned above, less sustaining capital additions of $166.0 million, cash interest paid during the year of $64.5 million and current income tax benefit of $3.3 million. Sustaining capital additions for the year of $166.0 million (or 14.2% of revenue) were consistent with the expectation of the capital maintenance programs. In addition, year over year increases in working capital and capital work in process balances impacted free cash flow.

FINANCIAL HIGHLIGHTS

Five-year financial performance

(dollars in thousands except ratios and per share amounts)	Year ended December 31, 2024	2023[iii]	2022	2021	2020[iv]
Operating Data					
Revenue	**$ 1,165,787**	$ 964,680	$ 769,539	$ 654,143	$ 498,468
Gross profit	**210,048**	154,833	101,548	90,417	92,218
Gross profit margin[i]	**18.0%**	16.1%	13.2%	13.8%	18.5%
Operating income	**153,330**	96,330	71,157	55,128	67,122
Adjusted EBIT[i]	**205,339**	145,238	113,845	92,661	81,418
Adjusted EBITDA[i]	**390,258**	296,963	245,352	207,333	174,336
Adjusted EBITDA margin[i][ii]	**27.6%**	23.2%	23.3%	25.5%	29.9%
Comprehensive income	**43,402**	62,428	67,676	51,410	49,208
Adjusted net earnings[i]	**99,794**	75,228	65,912	58,243	48,746
Per share information					
Basic net income per share	**$ 1.65**	$ 2.38	$ 2.46	$ 1.81	$ 1.75
Diluted net income per share	**$ 1.52**	$ 2.09	$ 2.15	$ 1.64	$ 1.60
Adjusted EPS[i]	**$ 3.73**	$ 2.83	$ 2.41	$ 2.06	$ 1.73
Balance Sheet Data					
Total assets	**$ 1,694,264**	$ 1,546,478	$ 979,513	$ 869,278	$ 839,063
Current portion of long-term debt	**84,194**	81,306	42,089	44,728	43,158
Non-current portion of long-term debt (excluding convertible debentures)	**592,889**	485,077	253,073	211,148	331,169
Current portion of contingent obligations	**39,290**	22,501	—	—	—
Non-current portion of contingent obligations	**88,576**	93,356	—	—	—
Total debt[i]	**804,949**	682,240	295,162	255,876	374,327
Convertible debentures	**129,106**	129,750	129,750	129,750	55,000
Cash	**(77,875)**	(88,614)	(69,144)	(16,601)	(43,447)
Net debt[i]	**856,180**	723,376	355,768	369,025	385,880
Total shareholders' equity	**388,902**	356,654	305,919	278,463	248,443
Invested capital[i]	**$ 1,245,082**	$ 1,080,030	$ 661,687	$ 647,488	$ 634,323
Outstanding common shares, excluding treasury shares	**26,704,122**	26,737,095	26,420,821	28,458,115	29,166,630
Cash dividend declared per share	**$ 0.42**	$ 0.40	$ 0.32	$ 0.16	$ 0.16

[i] See "Non-GAAP Financial Measures".
[ii] Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
[iii] The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[iv] The 2020 amounts are adjusted to reflect a change in accounting policy.

Summary of net income

(dollars in thousands, except per share amounts)	Three months ended December 31,				Year ended December 31,			
		2024		2023		**2024**		2023
Revenue	$	**305,590**	$	328,282	$	**1,165,787**	$	964,680
Cost of sales		**218,834**		220,672		**789,056**		678,528
Depreciation		**44,765**		41,990		**166,683**		131,319
Gross profit	$	**41,991**	$	65,620	$	**210,048**	$	154,833
Gross profit margin[i]		**13.7%**		20.0%		**18.0%**		16.1%
General and administrative expenses (excluding stock-based compensation)[i]		**13,696**		18,702		**47,245**		41,016
Stock-based compensation expense (benefit)		**5,625**		(496)		**8,706**		15,828
Operating income		**22,544**		45,944		**153,330**		96,330
Interest expense, net		**14,401**		14,007		**59,340**		36,948
Net income		**4,808**		17,646		**44,085**		63,141
Adjusted EBITDA[i]		**103,714**		101,136		**390,258**		296,963
Adjusted EBITDA margin[i][ii]		**27.8%**		24.9%		**27.6%**		23.2%
Per share information								
Basic net income per share	$	**0.18**	$	0.66	$	**1.65**	$	2.38
Diluted net income per share	$	**0.19**	$	0.58	$	**1.52**	$	2.09
Adjusted EPS[i]	$	**1.00**	$	0.87	$	**3.73**	$	2.83

[i]See "Non-GAAP Financial Measures".
[ii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of total reported revenue to total combined revenue

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2024		2023[ii]		**2024**		2023[ii]
Revenue from wholly-owned entities per financial statements	$	**305,590**	$	328,282	$	**1,165,787**	$	964,680
Share of revenue from investments in affiliates and joint ventures		**134,348**		169,662		**517,137**		686,299
Elimination of joint venture subcontract revenue		**(67,200)**		(92,522)		**(267,595)**		(369,891)
Total combined revenue[i]	$	**372,738**	$	405,422	$	**1,415,329**	$	1,281,088

[i]See "Non-GAAP Financial Measures".
[ii]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of reported gross profit to combined gross profit

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2024		2023[ii]		**2024**		2023[ii]
Gross profit from wholly-owned entities per financial statements	$	**41,991**	$	65,620	$	**210,048**	$	154,833
Share of gross profit from investments in affiliates and joint ventures		**12,283**		8,670		**49,455**		49,638
Combined gross profit[i]	$	**54,274**	$	74,290	$	**259,503**	$	204,471

[i]See "Non-GAAP Financial Measures".
[ii]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Net income	$ **4,808**	$ 17,646	$ **44,085**	$ 63,141
Adjustments:				
Stock-based compensation expense (benefit)	**5,625**	(496)	**8,706**	15,828
Loss on disposal of property, plant and equipment	**126**	1,470	**767**	1,659
Write-down on assets held for sale	**—**	—	**4,181**	—
Change in fair value of contingent obligation from adjustments to estimates	**9,464**	—	**36,049**	—
(Gain) loss on derivative financial instruments	**(4,797)**	916	**(3,952)**	(6,063)
Equity investment (gain) loss on derivative financial instruments	**(201)**	(713)	**2,633**	(1,362)
Equity investment restructuring costs	**—**	—	**4,517**	—
Loss on equity investment customer bankruptcy claim settlement	**—**	—	**—**	759
Loss on extinguishment of customer claim	**8,866**	—	**8,866**	—
Post-acquisition asset relocation and integration costs	**10,111**	—	**10,111**	—
Acquisition costs	**—**	5,934	**—**	7,095
Tax effect of the above items	**(7,197)**	(1,589)	**(16,169)**	(5,829)
Adjusted net earnings[i]	$ **26,805**	$ 23,168	$ **99,794**	$ 75,228
Adjustments:				
Tax effect of the above items	**7,197**	1,589	**16,169**	5,829
Interest expense, net	**14,401**	14,007	**59,340**	36,948
Equity investment EBIT[i][iii]	**5,076**	1,622	**12,228**	24,929
Equity earnings in affiliates and joint ventures[iii]	**(5,754)**	(2,236)	**(15,299)**	(25,199)
Change in fair value of contingent obligations	**4,797**	4,681	**17,157**	4,681
Income tax expense	**(375)**	10,930	**15,950**	22,822
Adjusted EBIT[i]	$ **52,147**	$ 53,761	$ **205,339**	$ 145,238
Adjustments:				
Depreciation and amortization	**45,093**	42,277	**167,937**	132,516
Write-down on assets held for sale	**—**	—	**(4,181)**	—
Equity investment depreciation and amortization[i]	**6,474**	5,098	**21,163**	19,209
Adjusted EBITDA[i]	$ **103,714**	$ 101,136	$ **390,258**	$ 296,963
Adjusted EBITDA margin[i][ii]	**27.8%**	24.9%	**27.6%**	23.2%

[i]See "Non-GAAP Financial Measures".
[ii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
[iii]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023[ii]	**2024**	2023[ii]
Equity earnings in affiliates and joint ventures	$ **5,754**	$ 2,236	$ **15,299**	$ 25,199
Adjustments:				
Gain on disposal of property, plant and equipment	**(237)**	(22)	**(595)**	(57)
Interest expense (income), net	**460**	(268)	**(877)**	(1,183)
Income tax (recovery) expense	**(901)**	(324)	**(1,599)**	970
Equity investment EBIT[i]	$ **5,076**	$ 1,622	$ **12,228**	$ 24,929

[i]See "Non-GAAP Financial Measures".
[ii]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Analysis of three months and year ended December 31, 2024, results

Revenue

A breakdown of revenue by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Heavy Equipment–Australia	**$ 160,252**	$ 128,380	**$ 590,901**	$ 158,608
Heavy Equipment–Canada	**141,559**	187,545	**555,301**	766,920
Other[i]	**25,178**	11,733	**47,199**	47,423
Eliminations	**(21,399)**	624	**(27,614)**	(8,271)
	$ 305,590	$ 328,282	**$ 1,165,787**	$ 964,680

[i] The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

A breakdown of revenue by source is as follows:

	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Operations support services	**$ 295,916**	$ 308,513	**$ 1,121,802**	$ 886,963
Equipment and component sales[i]	**8,146**	15,883	**40,324**	65,282
Construction services	**1,528**	3,886	**3,661**	12,435
	$ 305,590	$ 328,282	**$ 1,165,787**	$ 964,680

[i] The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

For the three months ended December 31, 2024, revenue was $305.6 million, down from $328.3 million in the same period last year. The quarter-over-quarter reduction reflects a reduction in overall work scopes in the Heavy Equipment – Canada segment due to a reduction in equipment utilization to 54%, compared to 65% in 2023 Q4, largely offset by improved performance in the Heavy Equipment – Australia segment. Revenue generated in that segment of $160.3 million includes a strong contribution from MacKellar of $155.4 million, up from $122.5 million in Q4 of last year, as the group commences work on new contracts and increases equipment utilization at existing sites. Eliminations in the quarter largely relate to equipment maintenance performed by the Heavy Equipment – Canada segment on MacKellar equipment.

For the year ended December 31, 2024, revenue was $1,165.8 million, up from $964.7 million for the year ended December 31, 2023. The increase of 21% was primarily driven by the October 2023 acquisition of MacKellar, contributing $561.9 million to the Heavy Equipment – Australia segment. Conversely, the Heavy Equipment – Canada segment experienced a decline in revenue due to a reduction in equipment utilization to 51%, compared to 63% in 2023. This decline was largely attributed to a contractual reduction in the overburden scope at the Fort Hills and Syncrude mines, which was partially offset by greater civil earthwork scopes at the Kearl mine, as well as increased overburden and equipment rental scopes at the Suncor Base Mine. Eliminations in the year relate to intersegment equipment maintenance services.

Gross Profit and Cost of Sales

A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended December 31,				Year ended December 31,			
	2024		2023		**2024**		2023	
Heavy Equipment–Australia	**$ 24,357**	**15.2 %**	$ 31,574	24.6 %	**$ 131,287**	**22.2 %**	$ 40,607	25.6 %
Heavy Equipment–Canada	**17,208**	**12.2 %**	31,530	16.8 %	**68,383**	**12.3 %**	104,783	13.7 %
Other	**1,277**	**5.1 %**	3,149	26.8 %	**9,893**	**21.0 %**	11,986	25.3 %
Eliminations	**(851)**	**4.0 %**	(633)	(101.4)%	**485**	**(1.8)%**	(2,543)	30.7 %
	$ 41,991	**13.7 %**	$ 65,620	20.0 %	**$ 210,048**	**18.0 %**	$ 154,833	16.1 %

A breakdown of cost of sales is as follows:

| (dollars in thousands) | Three months ended December 31, | | Year ended December 31, | |
	2024	2023	2024	2023
Salaries, wages and benefits	$ 89,587	$ 99,216	$ 342,693	$ 292,226
Repair parts and consumable supplies	66,457	65,971	247,351	198,730
Subcontractor services	34,945	28,543	107,636	100,572
Equipment and component sales	6,928	14,265	27,139	52,928
Third-party equipment rentals	7,269	7,982	29,524	18,727
Fuel	2,324	3,470	13,410	8,410
Other	11,324	1,225	21,303	6,935
Cost of sales	$ 218,834	$ 220,672	$ 789,056	$ 678,528

For the three months ended December 31, 2024, gross profit was $42.0 million, representing 13.7% of revenue, compared to $65.6 million and 20.0% of revenue in the same period last year. The decline was primarily driven by lower contributions from the Heavy Equipment – Canada segment. Cost of sales for the quarter totaled $218.8 million, down from $220.7 million in the prior-period, reflecting lower overall revenue levels. Gross profit in the Heavy Equipment – Canada segment was impacted by the $8.9 million customer claim extinguishment as part of a four-year $500 million contract extension executed in December 2024. Gross profit was impacted by $10.1 million in post-acquisition asset relocation and integration costs, primarily incurred to optimize asset placement for long-term contracts and support MacKellar's integration into our company's policies, procedures, US GAAP standards, and internal control framework. The majority of these costs were recorded within the Heavy Equipment - Australia segment, and we anticipate ongoing, but not as significant, expenses in 2025 as we complete the integration process and finalize asset relocations.

For the year ended December 31, 2024, gross profit was $210.0 million, or 18.0% of revenue, up from $154.8 million, or 16.1% of revenue, in the previous year. For the year ended December 31, 2024, cost of sales were $789.1 million, up from $678.5 million in the same period last year. Increased annual gross profit and margin in the current year reflects the inclusion of a full year of MacKellar performance, compared to one quarter of contribution in 2023.

Depreciation

A breakdown of depreciation by reportable segment is as follows:

| | Three months ended December 31, | | Year ended December 31, | |
	2024	2023	2024	2023
Heavy Equipment—Australia	$ 18,478	$ 13,100	$ 62,930	$ 13,240
Heavy Equipment—Canada	26,678	28,393	105,250	116,660
Eliminations	(391)	497	(1,497)	1,419
	$ 44,765	$ 41,990	$ 166,683	$ 131,319

For the three months ended December 31, 2024, depreciation totaled $44.8 million (14.6% of revenue), up from $42.0 million (12.8% of revenue) in the same period last year. Depreciation for the full year was $166.7 million (14.3% of revenue), up from $131.3 million (13.6% of revenue) in 2023. Depreciation as a percentage of revenue remained relatively stable for the Heavy Equipment – Australia segment. The Heavy Equipment – Canada segment was impacted by higher write-downs related to early component failures, and depreciation as a percentage of revenue was also affected by the Q4 customer claim extinguishment.

Operating income

For the three months ended December 31, 2024, operating income was $22.5 million, down from $45.9 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $13.7 million, or 4.5% of revenue, for the three months ended December 31, 2024, down from $18.7 million, or 5.7% of revenue, in the same period last year. The current year decrease is mostly due to the gross profit impacts described above.

For the year ended December 31, 2024, operating income was $153.3 million, up from $96.3 million for the year ended December 31, 2023. G&A expense, excluding stock-based compensation expense, was $47.2 million, or 4.1% of revenue, for the year ended December 31, 2024, up from the $41.0 million and 4.3% of revenue, recorded in the year ended December 31, 2023. The year-over-year gross increase was due to a full year of spend from MacKellar, following the October 1, 2023, acquisition, offset by the inclusion of non-recurring acquisition costs totaling $7.1 million in the prior year spend.

For the three months and year ended December 31, 2024, stock-based compensation expense was $5.6 million and $8.7 million, respectively. For the three months and year ended December 31, 2023, stock-based compensation was a benefit of $0.5 million and an expense of $15.8 million, respectively. The year-over-year differences are primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Non-operating income and expense

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2024		2023		**2024**		2023
Equity earnings in affiliates and joint ventures[i]	$	**(5,754)**	$	(2,236)	$	**(15,299)**	$	(25,199)
Total interest expense		**14,401**		14,007		**59,340**		36,948
Change in fair value of contingent obligations		**14,261**		4,681		**53,206**		4,681
(Gain) loss on derivative financial instruments		**(4,797)**		916		**(3,952)**		(6,063)
Income tax (benefit) expense		**(375)**		10,930		**15,950**		22,822

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Equity earnings in affiliates and joint ventures

Equity earnings in affiliates and joint ventures was $5.8 million for the three months ended December 31, 2024, up from $2.2 million in the same period last year. The current quarter increase is largely driven by improved performance at Nuna, offset by reduced MNALP scopes and lower project margins on the Fargo joint ventures related to project cost escalations.

In the year ended December 31, 2024, equity earnings in affiliates and joint ventures were $15.3 million, down from the $25.2 million in the year ended December 31, 2023. This decrease was driven by a reduction in overburden scopes completed by MNALP and the recognition of additional costs in the Fargo joint ventures related to project cost escalations, along with a one-time $4.5 million restructuring charge at Nuna incurred in 2024 Q1 and the completion of construction at a gold mine in northern Ontario in Q3 of the prior year.

Three months ended December 31, 2024		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	**9,118**	$	**75,057**	$	**47,550**	$	**2,623**	$	**134,348**
Gross (loss) profit		**(322)**		**2,476**		**9,836**		**293**		**12,283**
(Loss) income before taxes		**(674)**		**1,696**		**4,097**		**292**		**5,411**
Net (loss) income	$	**(388)**	$	**1,696**	$	**4,097**	$	**349**	$	**5,754**

Three months ended December 31, 2023		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	19,042	$	97,161	$	50,301	$	3,158	$	169,662
Gross (loss) profit		(4,754)		3,547		9,679		198		8,670
(Loss) income before taxes		(6,855)		2,762		6,094		(54)		1,947
Net (loss) income	$	(6,161)	$	2,762	$	5,724	$	(89)	$	2,236

Year ended December 31, 2024		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	**56,994**	$	**294,522**	$	**152,784**	$	**12,837**	$	**517,137**
Gross profit		**4,045**		**10,264**		**33,965**		**1,181**		**49,455**
(Loss) income before taxes		**(3,764)**		**7,347**		**10,150**		**938**		**14,671**
Net (loss) income	$	**(3,086)**	$	**7,347**	$	**10,150**	$	**888**	$	**15,299**

Year ended December 31, 2023		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	165,741	$	395,040	$	117,543	$	7,975	$	686,299
Gross profit		9,622		13,954		25,353		709		49,638
Income (loss) before taxes		1,246		10,869		15,344		(1,255)		26,204
Net income (loss)	$	1,098	$	10,869	$	14,522	$	(1,290)	$	25,199

Interest expense

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2024		2023		**2024**		2023
Credit Facility	$	**8,747**	$	7,519	$	**30,183**	$	16,781
Convertible debentures		**1,723**		1,708		**6,874**		6,843
Equipment financing		**3,274**		2,585		**14,981**		5,046
Interest on customer supply chain financing		**—**		1,355		**2,539**		4,493
Mortgage		**235**		242		**951**		979
Other interest (income) expense		**(275)**		(160)		**812**		1,171
Cash interest expense	$	**13,704**	$	13,249	$	**56,340**	$	35,313
Amortization of deferred financing costs		**697**		758		**3,000**		1,635
Total interest expense	$	**14,401**	$	14,007	$	**59,340**	$	36,948

Total interest expense was $14.4 million during the three months ended December 31, 2024, up from $14.0 million in the same period last year. In the year ended December 31, 2024, total interest expense was $59.3 million, up from the $36.9 million in the year ended December 31, 2023. The current year increase is primarily driven by a higher balance and an increased variable rate on the Credit Facility, along with greater equipment financing – mainly from the addition of MacKellar – partially offset by the elimination of our customer supply chain financing arrangement late in Q3.

Cash related interest expense for the three months ended December 31, 2024, calculated as interest expense excluding amortization of deferred financing costs of $0.7 million, was $13.7 million and represents an average cost of debt of 6.7% when factoring in the Credit Facility balances during the quarter (compared to $13.2 million and 8.8% respectively for the three months ended December 31, 2023). Cash related interest expense for the year ended December 31, 2024, excluding deferred financing cost amortization of $3.0 million, was $56.3 million and represents an average cost of debt of 8.1% (compared to $35.3 million and 7.5% for the year ended December 31, 2023).

Change in fair value of contingent obligations

For the three months and year ended December 31, 2024, we recognized a change in fair value of contingent obligations of $14.3 million and $53.2 million, respectively (December 31, 2023 – $4.7 million for both periods). Contingent obligations includes acquisition obligations related to the DGI and MacKellar acquisitions, with changes driven by adjustments to obligation estimates and interest accretion. This year's change in estimates is largely attributable to a higher MacKellar obligation, reflecting significantly improved expectations of future performance, particularly following the successful award of several large contracts. The increase also includes a minor adjustment for the final DGI payment.

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2024		2023		**2024**		2023
Change in fair value of contingent obligation from adjustments to estimates	$	**9,464**	$	—	$	**36,049**	$	—
Increase in fair value of contingent obligation from interest accretion expense		**4,797**		4,681		**17,157**		4,681
Change in fair value of contingent obligations	$	**14,261**	$	4,681	$	**53,206**	$	4,681

Gain on derivative financial instruments

On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the year ended December 31, 2024, we recognized an unrealized gain of $4.0 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at December 31, 2024. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $4.0 million being recorded to other assets on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.

Income tax (benefit) expense

We recorded income tax benefit of $0.4 million and income tax expense of $16.0 million, respectively, during the three months and year ended December 31, 2024, a decrease from the $10.9 million and $22.8 million income tax expense recorded in the respective prior year periods, mostly due to lower income before taxes.

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Current income tax (benefit) expense	$ **(8,283)**	$ 3,643	$ **(3,280)**	$ 6,841
Deferred income tax expense	**7,908**	7,287	**19,230**	15,981
Income tax (benefit) expense	$ **(375)**	$ 10,930	$ **15,950**	$ 22,822

A reconciliation of basic net income per share to adjusted EPS is as follows:

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Net income	$ **4,808**	$ 17,646	$ **44,085**	$ 63,141
Interest from convertible debentures (after tax)	**1,508**	1,484	**5,998**	5,925
Diluted net income available to common shareholders	$ **6,316**	$ 19,130	$ **50,083**	$ 69,066
Adjusted net earnings[i]	$ **26,805**	$ 23,168	$ **99,794**	$ 75,228
Weighted-average number of common shares	**26,800,922**	26,737,435	**26,772,113**	26,566,846
Weighted-average number of diluted shares	**33,034,166**	33,026,740	**33,053,877**	33,026,740
Basic net income per share	$ **0.18**	$ 0.66	$ **1.65**	$ 2.38
Diluted net income per share	$ **0.19**	$ 0.58	$ **1.52**	$ 2.09
Adjusted EPS[i]	$ **1.00**	$ 0.87	$ **3.73**	$ 2.83

[i]See "Non-GAAP Financial Measures".

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:

- changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
- seasonal weather and ground conditions;
- certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
- the timing and size of capital projects undertaken by our customers on large oil sands projects;
- the timing of equipment maintenance and repairs;
- the timing of project ramp-up costs as we move between seasons or types of projects;
- the timing of resolution for claims and unsigned change-orders;
- the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
- the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

The table below summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	**Q4 2024**	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenue[i]	**$ 305.6**	$ 286.9	$ 276.3	$ 297.0	$ 328.3	$ 196.9	$ 195.2	$ 244.3
Gross profit[i]	**42.0**	65.1	49.7	53.3	65.6	26.5	21.6	41.1
Adjusted EBITDA[ii]	**103.7**	106.4	86.9	93.3	101.1	59.4	51.8	84.6
Net income	**4.8**	15.0	15.3	10.7	17.6	11.4	12.2	21.9
Basic income per share[iii]	**$ 0.18**	$ 0.52	$ 0.52	$ 0.43	$ 0.66	$ 0.43	$ 0.46	$ 0.83
Diluted income per share[iii]	**$ 0.19**	$ 0.47	$ 0.47	$ 0.39	$ 0.58	$ 0.39	$ 0.42	$ 0.70
Adjusted EPS[ii][iii]	**$ 1.00**	$ 1.17	$ 0.78	$ 0.78	$ 0.87	$ 0.54	$ 0.47	$ 0.95
Cash dividend per share[iv]	**$ 0.12**	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10

[i]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".
[iii]Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
[iv]The timing of payment of the cash dividend per share may differ from the dividend declaration date.

Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. As a result of these weather events, a production-related heavy equipment fleet is typically parked and safeguarded in dedicated holding areas. This reduction in equipment utilization can be somewhat offset by the use of support equipment to bring mine operations back to full capacity such as road clean-up, civil construction and dewatering scopes.

Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favourable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.

The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

(dollars in thousands)	December 31, 2024	December 31, 2023	Change
Cash	$ 77,875	$ 88,614	$ (10,739)
Working capital assets			
Accounts receivable	$ 166,070	$ 97,855	$ 68,215
Contract assets	4,135	35,027	(30,892)
Inventories	74,081	64,962	9,119
Prepaid expenses and deposits	7,676	7,402	274
Working capital liabilities			
Accounts payable	(110,750)	(146,190)	35,440
Accrued liabilities	(77,908)	(72,225)	(5,683)
Contract liabilities	(1,944)	(59)	(1,885)
Total net working capital (excluding cash and current portion of long-term debt)[ii]	$ 61,360	$ (13,228)	$ 74,588
Property, plant and equipment	1,246,584	1,142,946	103,638
Total assets	1,694,264	1,546,478	147,786
Credit Facility[i]	395,844	317,488	78,356
Equipment financing[i]	253,639	220,466	33,173
Mortgage[i]	27,600	28,429	(829)
Contingent obligations[i]	127,866	115,857	12,009
Total debt[ii]	$ 804,949	$ 682,240	$ 122,709
Convertible debentures[i]	129,106	129,750	(644)
Cash	(77,875)	(88,614)	10,739
Net debt[ii]	$ 856,180	$ 723,376	$ 132,804
Total shareholders' equity	388,902	356,654	32,248
Invested capital[ii]	$ 1,245,082	$ 1,080,030	$ 165,052

[i]Includes current portion.
[ii]See "Non-GAAP Financial Measures".

As at December 31, 2024, we had $77.9 million in cash and $92.7 million of unused borrowing availability on the Credit Facility for total liquidity of $170.6 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2023, we had $88.6 million in cash and $129.3 million of unused borrowing availability on the Credit Facility for total liquidity of $217.9 million. Total net working capital (excluding cash and current portion of long-term debt) was $61.4 million at December 31, 2024 ($13.2 million at December 31, 2023).

Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2024, our total available capital liquidity was $275.3 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2023, our total capital liquidity was $292.6 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)		December 31, 2024		December 31, 2023
Cash	$	**77,875**	$	88,614
Credit Facility borrowing limit		**522,550**		478,022
Credit Facility drawn		**(395,844)**		(317,488)
Letters of credit outstanding		**(33,992)**		(31,272)
Cash liquidity[i]	$	**170,589**	$	217,876
Finance lease borrowing limit		**400,000**		350,000
Other debt borrowing limit		**20,000**		20,000
Equipment financing drawn		**(253,639)**		(220,466)
Guarantees provided to joint ventures		**(61,675)**		(74,831)
Total capital liquidity[i]	$	**275,275**	$	292,579

[i]See "Non-GAAP Financial Measures".

As at December 31, 2024, we had $1.2 million in trade receivables that were more than 30 days past due, compared to $4.0 million as at December 31, 2023. As at December 31, 2024, and December 31, 2023, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.

Our working capital assets and liabilities are affected by the timing of the completion of projects and the contractual terms of the projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2024, holdbacks totaled $0.8 million, comparable to the $0.4 million balance as at December 31, 2023.

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment, and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2025 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

Reconciliation of capital additions

	Three months ended December 31,				Year ended December 31,			
(dollars in thousands)		**2024**		2023		**2024**		2023
Purchase of PPE	$	**76,372**	$	88,599	$	**280,144**	$	202,809
Additions to intangibles		**246**		560		**4,199**		683
Gross capital expenditures	$	**76,618**	$	89,159	$	**284,343**	$	203,492
Proceeds from sale of PPE		**(2,488)**		(5,610)		**(13,568)**		(10,419)
Change in capital inventory and capital work in progress[i]		**(2,776)**		(7,745)		**(34,274)**		(12,230)
Capital expenditures, net[i]		**71,354**		75,804		**236,501**		180,843
Finance lease additions		**—**		931		**14,157**		28,159
Capital additions[i]	$	**71,354**	$	76,735	$	**250,658**	$	209,002

[i]See "Non-GAAP Financial Measures".

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Sustaining	$ **47,708**	$ 39,863	$ **151,868**	$ 140,427
Growth	**23,646**	35,941	**84,633**	40,416
Capital expenditures, net[i]	**71,354**	75,804	**236,501**	180,843
Sustaining	**—**	931	**14,157**	28,159
Growth	**—**	—	**—**	—
Finance lease additions	**—**	931	**14,157**	28,159
Sustaining	**47,708**	40,794	**166,025**	168,586
Growth	**23,646**	35,941	**84,633**	40,416
Capital additions[i]	$ **71,354**	$ 76,735	$ **250,658**	$ 209,002

[i]See "Non-GAAP Financial Measures".

A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended December 31, 2024			Three months ended December 31, 2023		
	Heavy Equipment - Australia	**Heavy Equipment - Canada**	**Total**	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$ **34,655**	$ **13,053**	$ **47,708**	$ 23,380	$ 16,483	$ 39,863
Growth	**23,646**	**—**	**23,646**	34,912	1,029	35,941
Capital expenditures, net[i]	$ **58,301**	$ **13,053**	$ **71,354**	$ 58,292	$ 17,512	$ 75,804

[i]See "Non-GAAP Financial Measures".

	Year ended December 31, 2024			Year ended December 31, 2023		
	Heavy Equipment - Australia	**Heavy Equipment - Canada**	**Total**	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$ **74,197**	$ **77,671**	$ **151,868**	$ 23,380	$ 117,047	$ 140,427
Growth	**84,606**	**27**	**84,633**	34,912	5,504	40,416
Capital expenditures, net[i]	$ **158,803**	$ **77,698**	$ **236,501**	$ 58,292	$ 122,551	$ 180,843

[i]See "Non-GAAP Financial Measures".

Sustaining capital additions of $47.7 million ($40.8 million in the prior year) for the three months ended December 31, 2024, and $166.0 million ($168.6 million in the prior year) for the year ended December 31, 2024, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment.

Growth capital additions of $23.6 million ($35.9 million in the prior year) for the three months ended December 31, 2024, and $84.6 million ($40.4 million in the prior year) for the year ended December 31, 2024, are primarily related heavy equipment additions by MacKellar in Q4 in addition to fuel and lube trucks for ML Northern. Further to the growth capital additions above is the acquisition of MacKellar for $179.7 million in 2023.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (78%), finance leased (20%) and rented equipment (2%).

Summary of capital additions in affiliates and joint ventures

Not included in the above reconciliation of capital additions, this table reflects our share of net capital additions (disposals) made by our affiliates and joint ventures.

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Nuna	$ **(1,235)**	$ 392	$ **(1,012)**	$ 2,935
MNALP	**2,197**	4,802	**3,373**	15,635
Fargo	**13,122**	4,107	**22,697**	18,527
Other	**(15)**	111	**(127)**	(1,258)
Share of affiliate and joint venture capital additions[(i)]	$ **14,069**	$ 9,412	$ **24,931**	$ 35,839

[(i)]See "Non-GAAP Financial Measures".

Nuna experienced net capital disposals as they sold excess equipment following the completion of work in northern Ontario. Fargo capital additions relate to ongoing capital requirements of the project.

Summary of consolidated cash flows

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Cash provided by operating activities	$ **96,989**	$ 168,569	$ **217,607**	$ 278,090
Cash used in investing activities	**(75,764)**	(137,756)	**(274,683)**	(244,879)
Cash (used in) provided by financing activities	**(22,420)**	21,892	**45,984**	(7,747)
Net (decrease) increase in cash	$ **(1,195)**	$ 52,705	$ **(11,092)**	$ 25,464

Operating activities

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Cash provided by operating activities prior to change in working capital[(i)]	$ **62,135**	$ 92,810	$ **282,150**	$ 227,456
Net changes in non-cash working capital	**34,854**	75,759	**(64,543)**	50,634
Cash provided by operating activities	$ **96,989**	$ 168,569	$ **217,607**	$ 278,090

[(i)]See "Non-GAAP Financial Measures".

Cash provided by operating activities for the three months ended December 31, 2024, was $97.0 million, compared to cash provided by operating activities of $168.6 million for the three months ended December 31, 2023. Cash provided by operating activities for the year ended December 31, 2024, was $217.6 million, compared to cash provided by operating activities of $278.1 million for the year ended December 31, 2023.

The decrease in cash flow in both current year periods is largely due to changes in working capital balances. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2024	2023	**2024**	2023
Accounts receivable	$ **(9,995)**	$ 51,836	$ **(72,104)**	$ 57,077
Contract assets	**11,892**	(20,809)	**30,826**	(18,489)
Inventories	**6,295**	4,666	**(4,818)**	(2,522)
Prepaid expenses and deposits	**669**	2,438	**(579)**	6,379
Accounts payable	**(7,510)**	22,461	**(32,248)**	9,585
Accrued liabilities	**33,627**	15,792	**9,582**	571
Contract liabilities	**(124)**	(625)	**4,798**	(1,967)
	$ **34,854**	$ 75,759	$ **(64,543)**	$ 50,634

Investing activities

During the three months ended December 31, 2024, cash used by investing activities was $75.8 million, compared to $137.8 million in cash used by investing activities in the three months ended December 31, 2023. Current period investing activities largely relate to $76.4 million for the purchase of property, plant and equipment, and the buyout of BNA Remanufacturing Ltd. for net cash consideration of $3.9 million, offset by $2.5 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $88.6 million for the purchase of property, plant, equipment and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $5.6 million in proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2024, cash used by investing activities was $274.7 million, compared to $244.9 million used by investing activities during the year ended December 31, 2023. Current period investing activities largely relate to $280.1 million for the purchase of property, plant and equipment, and the buyout of BNA Remanufacturing Ltd. for net cash consideration of $3.9 million, offset by $13.6 million in proceeds from the disposal of property, plant and equipment and cash settlement of derivative financial instruments of $4.0 million. Prior year investing activities included $202.8 million for the purchase of property, plant, equipment and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $10.4 million in proceeds for the disposal of property, plant and equipment.

Financing activities

Cash used by financing activities during the three months ended December 31, 2024, was $22.4 million, which included $33.2 million in proceeds from long-term debt offset by $28.7 million of long-term debt repayments, $18.8 million in payments towards contingent obligations, $4.3 million in purchases under the normal course issuer bid ("NCIB"), and $2.7 million in dividends paid. Cash provided in financing activities for the three months ended December 31, 2023, was $21.9 million, which included $245.0 million in proceeds from long-term debt, offset by $204.2 million of long-term debt repayments, $10.4 million in payments towards contingent obligations, $5.8 million in financing costs and $2.7 million in dividends paid.

For the year ended December 31, 2024, cash provided by financing activities was $46.0 million, which included $234.5 million of proceeds of long-term debt offset by $130.3 million of long-term debt repayments, $39.7 million in payments towards contingent obligations, $4.3 million in purchases under the NCIB, $2.5 million of treasury share purchases, and $10.6 million in dividends paid. Cash used by financing activities during the year ended December 31, 2023, was $7.7 million, driven by proceeds of long-term debt of $340.0 million offset by $315.6 million of long-term debt repayments, $10.4 million in payments towards contingent obligations, $6.0 million of treasury share purchases, and $10.0 million in dividends paid.

Free cash flow

Free cash flow is a non-GAAP measure (see "Explanatory Notes – Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2024**	2023	**2024**	2023
Consolidated Statements of Cash Flows				
Cash provided by operating activities	$ **96,989**	$ 168,569	$ **217,607**	$ 278,090
Cash used in investing activities	**(75,764)**	(137,756)	**(274,683)**	(244,879)
Effect of exchange rate on changes in cash	**1,400**	(4,532)	**353**	(5,994)
Add back of growth and non-cash items included in the above figures:				
Acquisition of MacKellar[i]	**—**	51,671	**—**	51,671
Acquisition costs	**—**	5,934	**—**	7,095
Buyout of BNA Remanufacturing LP	**4,210**	—	**4,210**	—
Growth capital additions[ii]	**23,646**	35,941	**84,633**	40,416
Capital additions financed by leases[ii]	**—**	(931)	**(14,157)**	(28,159)
Free cash flow[ii]	$ **50,481**	$ 118,896	$ **17,963**	$ 98,240

[i]Acquisition of MacKellar is the purchase price less cash acquired.
[ii]See "Non-GAAP Financial Measures".

Free cash flow for the year ended December 31, 2024, of $18.0 million is the culmination of adjusted EBITDA of $390.3 million, mentioned above, less sustaining capital additions of $166.0 million, cash interest paid during the year of $64.5 million and current income taxes of $3.3 million. Sustaining capital additions for the year were $166.0 million (or 14.2% of revenue) and consistent with the expectation of the capital maintenance programs.

The remaining differences in free cash flow generation are primarily related to timing impacts as changes in routine working capital balances had a negative impact on cash generated in 2024. In particular, the discontinuation of the supply chain financing program late in the third quarter had a noticeable impact on accounts receivable. Of note, the extinguishment of a customer claim in the fourth quarter did not have an impact on free cash flow. Our equity in joint ventures grew by $3.3 million during the year, which will translate into future cash distributions over time.

Free cash flow for the year ended December 31, 2023, was $98.2 million. Key routine drivers of free cash flow were adjusted EBITDA of $297.0 million, less sustaining capital additions of $168.6 million, cash interest paid of $33.5 million and current income taxes of $6.8 million. The remaining differences related to positive timing impacts of working capital accounts offset by cash held and spending required within our joint ventures.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2024, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2024, and may differ from actual results.

| | | Payments due by fiscal year | | | | |
(dollars in thousands)	Total	2025	2026	2027	2028	2029 and thereafter
Credit Facility	$ 469,745	$ 26,813	$ 26,813	$ 416,119	$ —	$ —
Convertible debentures[iii]	146,813	6,826	59,754	4,076	76,157	—
Equipment financing	283,991	96,853	69,969	64,604	29,277	23,288
Contingent obligations	178,764	62,347	68,957	47,460	—	—
Mortgage	39,239	1,783	1,783	1,783	1,783	32,107
Operating leases[i]	13,694	1,298	1,651	1,387	1,211	8,147
Non-lease components of building lease commitments[ii]	165	106	7	6	6	40
Supplier contracts	5,666	5,666	—	—	—	—
Total contractual obligations	**$1,138,077**	**$ 201,692**	**$ 228,934**	**$ 535,435**	**$ 108,434**	**$ 63,582**

[i]Operating leases are net of receivables on subleases of $539 (2025 – $539).
[ii]Non-lease components of lease commitments are net of receivables on subleases of $99 (2025 – $99). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
[iii]If not converted earlier.

Our total contractual obligations of $1,138.1 million as at December 31, 2024, have increased from $1,024.3 million as at December 31, 2023, primarily related to an increase of $79.7 million related to our Credit Facility and an increase to equipment financing of $39.4 million, offset by a decrease in convertible debentures of $7.6 million and a decrease in supplier contracts of $2.2 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Credit Facility

On October 24, 2024, we extended and amended our senior secured credit agreement (the "Credit Facility") with our banking syndicate. The Credit Facility now solely consists of a revolving facility, with the maturity date extended by one year to October 3, 2027. The amended agreement includes an increased Canadian dollar tranche of $300.0 million and an Australian dollar tranche of A$250.0 million, providing a total lending capacity of $522.6 million based on the exchange rate as of December 31, 2024. Additionally, the Credit Facility allows for up to $400.0 million of secured equipment financing from third-party providers, along with other borrowings up to $20.0 million. The $400.0 million permitted for equipment financing includes guarantees provided for certain joint ventures.

Previously, on October 3, 2023, we had amended the Credit Facility with a maturity date set for October 3, 2027. Subsequently, on October 26, 2023, we exercised the facility's accordion feature to increase the size of the tranches. This amendment provided a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, maintaining a total lending capacity of $478.0 million, based on the exchange rate as of December 31, 2023. The previous agreement also permitted finance lease obligations up to $350.0 million and certain other borrowings outstanding to a limit of $20.0 million.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

- The first covenant is the Total Debt to Bank EBITDA Ratio.
    - "Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing, excluding convertible debentures; and (vii) guarantees provided for joint ventures.
    - "Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
    - The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
- The second covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
    - "Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers' acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
    - The Interest Coverage Ratio must be greater than 3.0:1.

As at December 31, 2024, we were in compliance with our financial covenants. The Total Debt to Bank EBITDA Ratio was 2.3:1, in compliance with the maximum of 3.5:1. The Interest Coverage Ratio was 6.7:1, in compliance with the minimum of 3.0:1.

Borrowing activity under our Credit Facility

As at December 31, 2024, there was $395.8 million borrowed against our Credit Facility along with $34.0 million in issued letters of credit under our Credit Facility (December 31, 2023—$317.5 million and $31.3 million, respectively) and the unused borrowing availability was $92.7 million (December 31, 2023—$129.3 million).

Guarantees

We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of ours. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2024, we have provided guarantees on this facility of $61.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at March 14, 2025, there were 30,701,680 total voting common shares outstanding, which included 1,004,074 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,704,450 common shares, including 1,000,328 common shares classified as treasury shares at December 31, 2024). We had no non-voting common shares outstanding on any of the foregoing dates.

Convertible debentures

	March 14, 2025	December 31, 2024	December 31, 2023
5.50% convertible debentures	$ —	$ 74,106	$ 74,750
5.00% convertible debentures	55,000	55,000	55,000
	$ 55,000	$ 129,106	$ 129,750

The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$ 24.23	$ 3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$ 25.29	$ 2,691

As of December 31, 2024, our capital structure included two series of convertible unsecured subordinated debentures. The 5.50% convertible debentures were issued on June 1, 2021, with an initial principal amount of $65.0 million, and an additional $9.8 million was issued on June 4, 2021, upon full exercise of the over-allotment option. Interest was payable semi-annually on June 30 and December 31. These debentures were convertible into common shares at a specified price, subject to adjustment for events such as share consolidations, subdivisions, or reorganizations, and for dividends exceeding $0.192 per share. They were redeemable on and after to June 30, 2024, and prior to June 30, 2026 at our option at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price was at least 125% of the conversion price on the date on which notice of the redemption is given. During the year ended December 31, 2024, a principal amount of $0.6 million was converted into 26,576 common shares.

Subsequent to December 31, 2024, on January 29, 2025, we announced the full redemption of our 5.50% convertible debentures due June 30, 2028, effective February 28, 2025. Holders were able to convert debentures into common shares at $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. The holders of the 5.50% convertible debentures elected to convert $72.7 million of the outstanding principal into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.

The 5.00% convertible debentures were issued on March 20, 2019, with a principal amount of $55.0 million. Interest is payable semi-annually on March 31 and September 30. These debentures are also convertible into common shares, with adjustments for similar events, and for dividends exceeding $0.12 per share. They are not redeemable by us except in connection with a change in control, under which holders are entitled to require repurchase at 101% of the principal amount plus accrued interest.

The debentures are subject to protections for holders in the event of reorganizations, such as mergers or amalgamations, ensuring equitable treatment.

Share purchase program

On November 4, 2024, we commenced a Normal Course Issuer Bid ("NCIB") to purchase for cancellation up to 2,087,577 common shares. This amount represents approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support the NCIB, we entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB's expiry on November 3, 2025. During the year ended December 31, 2024, we purchased and cancelled 149,408 shares under this NCIB at an average price of $28.84 per share. These transactions resulted in a decrease to common shares of $1.1 million and a decrease to additional paid-in capital of $3.2 million on our consolidated balance sheets.

Subsequent to the year ended December 31, 2024, as of March 14, 2025, we purchased and subsequently cancelled 55,000 shares under this NCIB, which resulted in a decrease of common shares of $492 and an increase to additional paid-in capital of $830.

Swap Agreement

On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three months and year ended December 31, 2024, we recognized an unrealized gain of $4.8 million and $4.0 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at December 31, 2024. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $4.0 million being recorded to other long-term obligations on the Consolidated Balance Sheets as at December 31, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.

On October 5, 2022, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. This swap agreement was completed on January 3, 2024, at which point we realized a gain of $229, which had been recorded in the prior year as unrealized and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.

Backlog

The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2024, and December 31, 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Performance obligations per financial statements	$ 227,688	$ 22,797
Add: undefined committed volumes	2,888,374	2,171,718
Backlog[i]	$ 3,116,062	$ 2,194,515
Equity method investment backlog[i]	404,711	536,623
Combined backlog[i]	$ 3,520,773	$ 2,731,138

[i]See "Non-GAAP Financial Measures".

Backlog increased by $921.5 million while combined backlog increased by $789.6 million on a net basis, during the year ended December 31, 2024, as a result of new contracts awarded in the year.

Revenue generated from backlog during the year ended December 31, 2024, was $1,313.0 million and we estimate that $1,063.9 million of our backlog reported above will be performed over 2025. For the year ended December 31, 2023, revenue generated from backlog was $690.4 million.

Related parties

Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2024	December 31, 2023
Accounts receivable	$ 73,928	$ 41,157
Other assets	112	350
Contract assets	2,619	12,019
Accounts payable	12,660	3,203
Accrued liabilities	9,070	11,884

We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2024, and 2023, revenue earned from these services was $560.0 million and $773.5 million, respectively. The accounts receivable, contract assets, and accounts payable balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

OUTLOOK

Our strategic focus areas for 2025 are:

- Safety – maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field, particularly with regards to front-line leadership training;

- Operational excellence – put into action practical and experienced-based protocols to ensure predictable high-quality project execution in Australia;

- Execution – enhance equipment availability in Canada through improved fleet maintenance, equipment telematics and reliability programs, technical improvements and management systems;

- Integration – utilize recently implemented ERP at MacKellar Group to optimize business processes to lower overall costs and improve working capital management;

- Organic growth –based on strong site operating performance, leverage customer satisfaction to earn contract extensions and expansions;

- Diversification – pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and

- Sustainability – further develop and deliver into our environmental, social and governance goals.

The following table provides projected key measures for 2025 and actual results of 2024 and 2023. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2023 Actual	2024 Actual	2025 Outlook
Combined revenue[i]	$ 1.3B	**$ 1.4B**	$ 1.4 – $1.6B
Adjusted EBITDA[i]	$297M	**$390M**	$ 415 – $445M
Sustaining capital[i]	$169M	**$166M**	$ 180 – $200M
Adjusted EPS[i]	$ 2.83	**$ 3.73**	$ 3.70 – $4.00
Free cash flow[i]	$ 90M	**$ 18M**	$ 130 – $150M
Capital allocation			
Growth spending[i]	$40M	**$ 85M**	$65 – $75M
Net debt leverage[i]	1.7x	**2.2x**	Targeting 1.7x

[i]See "Non-GAAP Financial Measures".

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on contracts;

- the determination of whether an acquisition meets the definition of a business combination;

- the fair value of the assets acquired and liabilities assumed as part of an acquisition;

- the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

- assumptions used in measuring the fair value of contingent obligations;

- assumptions used in impairment testing; and

- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;

- costs associated with added scope changes;

- extended overhead due to owner, weather and other delays;

- subcontractor performance issues;

- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- contract incentive and penalty provisions;

- the availability and skill level of workers in the geographic location of the project; and

- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2024, and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Change in significant accounting policy – Basis of presentation

During the first quarter of 2024, we changed our accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 25 in the consolidated financial statements.

Accounting pronouncements recently adopted

We adopted the new standard for segment reporting that is effective for the fiscal year beginning January 1, 2024. In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment

Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Recent accounting pronouncements not yet adopted

Joint venture formations

In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.

Income taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.

Stock compensation

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. We are assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.

Debt with conversion options

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Expense disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Financial instruments

For a complete discussion of our use of financial instruments, see note 16 of our consolidated financial statements for the year ended December 31, 2024.

Financial measures

Non-GAAP financial measures

We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:

- reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

- reflect changes in our cash requirements for our working capital needs;

- reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- include tax payments or recoveries that represent a reduction or increase in cash available to us; or

- reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6—Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

"Capital additions" is defined as capital expenditures, net and lease additions.

"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.

"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.

"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.

"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.

"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.

"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent obligations, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.

"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.

"Invested capital" is defined as total shareholders' equity plus net debt.

"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method

"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.

"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.

"Total debt" is defined by the Credit Facility agreement as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Non-GAAP ratios

"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.

"Adjusted EBITDA margin" is defined as adjusted EBITDA divided by total combined revenue.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Net debt leverage" is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.

Supplementary financial measures

"Gross profit margin" represents gross profit as a percentage of revenue.

"Total net working capital (excluding cash and current portion of long-term debt)" represents net working capital, less the cash and current portion of long-term debt balances.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, such disclosure controls and procedures were ineffective based on the material weakness over inventory controls in the MacKellar entities as described below.

Management's report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2024, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting is ineffective due to the material weakness in our inventory controls in the MacKellar entities as described below.

Our independent auditor, KPMG LLP, who audited the consolidated financial statements included in the Annual Report on Form 40-F, issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears elsewhere in this Form 40-F.

Material weakness over inventory

The Company acquired the previously privately held MacKellar entities in 2023, which are included in the Heavy Equipment–Australia segment. In accordance with the published guidance of the U.S. Securities and Exchange Commission, management's assessment of and conclusion on the effectiveness of our internal control over financial reporting as at December 31, 2023 did not include the MacKellar entities.

As part of the first time assessment of the effectiveness of ICFR undertaken for the MacKellar entities, management identified a material weakness in its internal controls over financial reporting as at December 31, 2024. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count. The balances as at December 31, 2024 impacted by the material weakness are $23.8 million of parts and supplies inventories.

This material weakness in our internal control over financial reporting did not result in any material misstatements to parts and supplies inventories in our audited consolidated financial statements for the year ended December 31, 2024.

Remediation plan for material weakness

In response to the material weakness, management, with oversight of the audit committee of the board of directors, will continue the implementation of effective internal controls over the MacKellar entities' inventory process. Our planned internal control remediation includes, but is not limited to, leveraging the implementation of the ERP system after full implementation of all modules and training employees performing internal controls regarding required evidence to support the performance of the internal controls. The material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that the controls are operating effectively.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

- our belief that there is minimal risk in the collection of past due trade receivables;

- our belief that there is minimal risk of default by MNALP on obligations guaranteed by us;

- our anticipation that we will have enough cash to fund our annual operating expenses and planned capital spending program and meet working capital, debt servicing and dividend payment requirements in 2025 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

- calculations of future interest payments that depend on variable rates;

- statements regarding backlog, including our expectation that $1,063.9 million of our backlog will be performed over 2025; and

- all financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, growth spending and net debt leverage.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

- continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
- continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
- our ability to maintain our expenses at current levels in proportion to our revenue;
- work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
- our customers' continued willingness and ability to meet their contractual obligations to us;
- our customers' continued economic viability, including their ability to pay us in a timely fashion;
- our customers and potential customers continuing to outsource activities for which we are capable of providing services;
- oil and coal prices remaining stable and not dropping significantly in 2025;
- worldwide demand for metallurgical coal remaining stable;
- oil sands production continuing to be resilient to drops in oil prices;
- our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
- our continued ability to access sufficient funds to meet our funding requirements;
- our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
- our relationships with the unions representing certain of our employees continuing to be positive; and

- our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

- *Customer Insourcing*. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

- *Equipment Utilization*. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

- *Health and Safety*. Despite our efforts to minimize the risk of safety incidents in carrying out our work, they can occur from time to time and, if and when they do, the impact on us can be significant. Our success as a company is highly dependent on our ability to keep our work sites and offices safe and any failure to do so can have serious impact on the personal safety of our employees and others. In addition, it can expose us to contract termination, fines, regulatory sanctions or even criminal prosecution. Our safety record and worksite safety practices also have a direct bearing on our ability to secure work. Certain clients will not engage contractors to perform work if their safety practices do not conform to predetermined standards or if the contractor has an unacceptably high incidence of safety infractions or incidents. We adhere to very rigorous health and safety systems and programs which are continually reinforced and monitored on our work sites and offices.

- *Project Management*. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.

- *Large Projects and Joint Ventures*. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners' financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client's determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

- *Competition*. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

- *Cash flow, Liquidity and Debt*. As of December 31, 2024, we had $806.2 million of total debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:

  - limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

  - limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

  - limit our ability to post surety bonds required by some of our customers;

  - place us at a competitive disadvantage compared to competitors with less debt;

  - increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

  - increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

  - Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

- *Resolution of Claims*. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.

- *Impact of Extreme Weather Conditions and Natural Disasters*. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

- *Force Majeure Events*. We are exposed to various risks arising out of extraordinary or force majeure events beyond our control, such as epidemics or pandemics, acts of war, terrorism, strikes, protests or social or political unrest generally. Such events could disrupt our operations, result in shortages of materials and equipment, cause supply chain delays or delivery failures, or lead to the realization of or exacerbate the impact of other risk factors. To the extent that such risks are not mitigated contractually through provisions that provide us with relief from its schedule obligations and/or cost reimbursement, our financial condition, results of operations or cash flows may be adversely affected. Reliance on global networks and supply chains, rates of international travel and the significant number of people living in high-density urban environments increase humanity's susceptibility to infectious disease. Epidemics occurring in regions in which we operate and pandemics that pose a global threat can negatively impact business operations by disrupting the supply chain and causing high absenteeism across the workforce. Similarly, disasters arising from extraordinary or force majeure events may result in disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of workforce, contractors or assets. In addition, a disaster may disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

- *Customer Credit Risk*. Risk of non-payment by our customers is to a certain degree minimized by statutory lien rights, which give contractors certain priorities in the event of insolvency proceedings, as well as provisions in our contracts that provide for payment as work is completed. However, there is no guarantee that these measures will in all circumstances mitigate the risk of non-payment by customers and a significant default or bankruptcy by a customer may significantly and adversely impact results.

- *Short-notice Reductions in Work*. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers' processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

- *Regulatory Approvals and Permits*. The development of certain projects requires our customers to obtain regulatory and other permits, licenses and approvals from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits, licenses and approvals required for the development of their projects in a timely manner or at all. Such delays are generally outside of our control. The major costs associated with such delays are personnel and associated overhead that is designated for the project which cannot be reallocated effectively to other work. If a customer's project is unable to proceed, it may adversely impact the demand for our services. Customers may also, from time to time, proceed to award us a contract while a permit or license remains pending. Where a customer does not obtain a permit or license as expected or a permit or license is revoked, the customer's cash flow and project viability may be impacted, which may lead to additional costs or financial loss for us.

- **Equipment Buy-Out Provisions**. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.

- **Environmental**. We are subject to, and comply with, environmental legislation in all of the jurisdictions in which we operate. We recognize that we must conduct all of our business in such a manner as to both protect and preserve the environment in accordance with this legislation. While we undertake measures at all sites on which we operate to help ensure compliance with all environmental regulations and conditions of permits and approvals, there is no certainty that a material breach of such regulations, permits or approvals will never occur. Given our long history and the fact that environmental regulations tend not to have a statute of limitations, there can also be no guarantee that a historical claim may not arise at some point. Management is not aware of any pending environmental legislation that would be likely to have a material impact on any of our operations, capital expenditure requirements or competitive position, although there can be no guarantee that future legislation will not be proposed and, if implemented, might have an impact on our financial results.

- **Inflation**. The costs of performing work for our customers can be subject to inflationary pressures, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short term. Our ability to maintain planned project margins on longer-term contracts is dependent on having contracted price escalators that accurately reflect increases in our costs. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.

- **Interest Rates**. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, accordingly, adversely affect our profitability at a level that depends on our total outstanding debt.

- **Foreign Exchange**. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.

- **Internal Controls Over Financial Reporting**. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. The acquisition of the MacKellar Group has increased this risk factor as we design, integrate, assimilate and implement various internal controls over financial reporting in 2024. See the section entitled "Internal Systems and Processes" in our MD&A for further details.

- **Availability of Skilled Labour**. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

- *Heavy Equipment Demand*. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

- *Unit-price Contracts*. Approximately 12%, 40% and 32% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

    - site conditions differing from those assumed in the original bid;

    - the availability and cost of skilled workers;

    - the availability and proximity of materials;

    - unfavourable weather conditions hindering productivity;

    - equipment availability and timing differences resulting from project construction not starting on time; and

    - the general coordination of work inherent in all large projects we undertake.

    - Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

- *Tariffs.* Recently the United States announced tariffs on imports from several countries, including 25% tariffs on all goods from Canada and 10% tariffs on Canadian energy imports. While such tariffs would not directly affect us, the Government of Canada and certain Provincial governments subsequently announced or threatened certain retaliatory measures, including counter tariffs. The impact of such retaliatory measures, if and when implemented, is subject to a number of factors, including the effective date and duration of such measures, changes in the amount, scope and nature of any applicable tariffs or other measures in the future and any mitigating actions that may become available. The introduction of retaliatory measures could cause some volatility for us, primarily related to the price of heavy equipment parts and components. Efforts would be made to mitigate these impacts by purchasing from alternative sources or by passing these escalated costs on to clients. Most of our contracts allow increased prices to be passed on to clients, though the pass-through can lag actual cost increases due to the contract mechanisms normally being triggered by increases in price indexes rather than to direct price increases. Additionally, some clients could be impacted by tariffs or non-tariff measures, resulting in less spending by customers on projects. Higher parts and components costs brought about by tariffs or other measures, or delayed or cancelled projects could have a material adverse effect on our future earnings and financial position.

- *Performance of Subcontractors*. The profitable completion of some contracts depends to a large degree on the satisfactory performance of subcontractors who complete different elements of the work. If these subcontractors do not perform to accepted standards, we may be required to hire different subcontractors to complete the tasks, which may impact schedule, add costs to a contract, impact profitability on a specific job and, in certain circumstances, lead to significant losses. A greater incidence or magnitude of default (including cash flow problems) or bankruptcy amongst subcontractors related to economic conditions could also impact results.

- *Integration of Acquisitions*. The integration of any acquisition raises a variety of issues including, without limitation, identification and execution of synergies, elimination of cost duplication, systems integration (including accounting and information technology), execution of the pre-deal business strategy in an uncertain economic market, development of common corporate culture and values, integration and retention of key staff, retention of current clients as well as a variety of issues that may be specific to us and industry in which we operate. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our future financial results. Likewise, a failure to expand our existing client base and achieve sufficient utilization of the assets acquired could also materially impact our future financial results.

- *Insurance*. We maintain insurance in order to both satisfy the requirements of our various contracts as well as a corporate risk management strategy. Failure to secure adequate insurance coverage could lead to uninsured losses or limit our ability to pursue certain contracts, both of which could impact results. Insurance products from time-to-time experience market fluctuations that can impact pricing and availability. Therefore, our senior management, through our insurance advisors, monitor developments in the insurance markets so that our insurance needs are met. If any of our third-party insurers fail, refuse to renew or revoke coverage or refuse to cover claims, our overall risk exposure could be materially increased. Insurance risk entails inherent unpredictability that can arise from assuming long-term policy liabilities or from uncertainty of future events. Although we have in the past been able to meet our insurance needs, there can be no assurances that we will be able to secure all necessary or appropriate insurance on a go-forward basis. Insurance premiums or deductibles may also increase, resulting in higher costs to us.

- *Commodity Prices*. Delays, scope reductions and/or cancellations in previously announced or anticipated projects in the resources and commodities sector could be impacted by a variety of factors, including but not limited to: the prices of commodities; market volatility; the impact of global economic conditions affecting demand or the worldwide financial markets; cost overruns on announced projects; efforts by owners to contractually shift risk for cost overruns to contractors; fluctuations in the availability of skilled labour; lack of sufficient governmental investment or infrastructure to support growth; the introduction or repeal of climate change or environmentally-focused legislation (such as a carbon tax); negative perception of the mining industry and related potential environmental impact; the need for consent from or consultation with Indigenous peoples impacted by proposed projects; and a shortage of sufficient transportation infrastructure to transport production to major markets. Commodities prices are determined based on world demand, supply, production, speculative activities, and other factors, all of which are beyond our control. Investment decisions by some of our customers are dependent on their outlook on long-term commodity prices. If that outlook is unfavourable it may cause delay, reduction or cancellation of current and future projects. Postponements or cancellations of investment in existing and new projects could have an adverse impact on our business and financial condition.

- *Customer Concentration*. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 65% and 78% of our total combined revenue for the years ended December 31, 2024, and 2023, respectively.

- *Labour Disputes*. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The modern awards agreement minimizes the risk of any labour disputes or unrest.

- *Supply Chain*. The majority of our work depends on mechanical availability and efficient operation of our heavy equipment. Maintaining such equipment in good operating condition requires many specialized parts and components. If the suppliers of those parts and components are unable to supply the same in a timely manner, or if we experience unanticipated rates of failure or other quality issues with the same, we may be required to find alternative suppliers. Alternative sources of supply may be more expensive or may not be available at all within required timeframes depending on the specific parts and components. Failure to obtain parts and components when needed may impact project schedules, add costs to our operations or otherwise impact our profitability due to inefficiencies which could, in certain circumstances, lead to significant losses.

- *Backlog*. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

- *Cyber Security and Information Technology Systems*. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

- *Climate Change Related Financial Risks*. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

- *Shifting Customer Priorities Related to Climate Change.* Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

- *Climate Change Related Reputational Risks*. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders' views of the company in relation to its peers and their investment decisions.

- *Foreign Operations*. We presently operate within Canada, the United States of America and Australia. We may in the future engage in projects in other jurisdictions. International projects can expose us to risks beyond those typical for our activities in our home market, including without limitation, economic, geopolitical, geotechnical, military, repatriation of undistributed profits, currency and foreign exchange risks, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, difficulties in staffing and managing foreign operations, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We evaluate our exposure to unusual risks inherent in international projects and, where deemed appropriate in the circumstances, mitigates these risks through specific contract provisions, insurance coverage and financial instruments. However, there are no assurances that such measures would offset or materially reduce the effects of such risks.

- *Management*. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Report

The accompanying consolidated financial statements and all of the information in Management's Discussion and Analysis ("MD&A") are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors' Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders' auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors' Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was ineffective due to the material weakness in our inventory controls as of December 31, 2024. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2024, has issued a report stating its adverse opinion on the effectiveness of the Company's internal control over financial reporting due to this material weakness as of December 31, 2024, based on the criteria established in *Internal Control – Integrated Framework (2013*) issued by the COSO.

Joseph Lambert
President & Chief Executive Officer
March 19, 2025

Jason Veenstra
Executive Vice President & Chief Financial Officer
March 19, 2025

Auditor's Report



KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to maintaining evidence supporting performance of controls relating to inventory counts of Parts and supplies inventories has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Edmonton, Canada

March 19, 2025



KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. (and subsidiaries) (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2025 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2(a)(i) to the consolidated financial statements, the Company has elected to change its method of accounting for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures as of January 1, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of total costs to be incurred for in-progress unit-price contracts with defined scope

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. As discussed in Note 6 to the consolidated financial statements, total contract revenues recognized by the Company on unit-price contracts for the year ended December 31, 2024 were $125.8 million, a portion of which related to contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time, using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs (ETC).

We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including completeness and accuracy of the original bid, changes in productivity expectations, site conditions that differ from those assumed in the original bid, costs associated with added scope changes, and extended costs due to owner, weather and other delays.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process. This included controls related to the Company's review of new contracts, the Company's forecast review to assess reasonability of the ETC for unit-price contracts with defined scope that were in-progress at year-end, and the Company's look-forward analysis to re-assess reasonability of ETC for these same contracts after year-end. For a selection of these contracts, we performed substantive procedures to assess the accuracy of the estimates made at year-end, including for key factors related to labour hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods. For each selected contract, we evaluated the reasonableness of the Company's ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We evaluated the ETC by inspecting, for the same selection of contracts, the executed contract with the customer to evaluate the Company's identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in productivity expectations; site conditions that differ from those assumed in the original bid; and contract incentive and penalty provisions. We evaluated the Company's ability to estimate these amounts by comparing actual project margins to previous estimates.

Fair value measurement of contingent consideration related to the earn-out amount in business combination

As discussed in note 22 to the consolidated financial statements, the Company acquired MacKellar in a business combination that was completed on October 1, 2023 (the acquisition date). The purchase consideration for this business combination consisted of various components and includes an earn-out mechanism based on MacKellar's future net income generated over four years subsequent to the acquisition. As of December 31, 2024, the Company recognized a liability related to contingent consideration of $127.9 million, which includes the liability for the

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

MacKellar earn-out amount. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.

We identified the evaluation of the fair value of contingent consideration related to the earn-out amount related to the MacKellar business combination recognized at December 31, 2024 as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in evaluating certain inputs into the fair value determination, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the estimation of the fair value of contingent consideration related to the earn-out amount, including the estimation of future forecasted net income of MacKellar, and the determination of the discount rate. We evaluated the future forecasted net income of MacKellar used in the determination of the fair value of contingent consideration related to the earn-out amount by comparing it to MacKellar's actual historical results and, assessing the Company's ability to accurately estimate MacKellar's forecasted net income by comparing the 2024 forecasted amounts to actual 2024 amounts.

In addition, we involved valuation professionals with specialized skills and knowledge to assist in evaluating the discount rate used by comparing the inputs used by the Company to determine the discount rate to publicly available market data for comparable entities.

/s/ *KPMG LLP*

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

March 19, 2025

Consolidated Balance Sheets

As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2024	2023
Assets			
Current assets			
Cash		$ 77,875	$ 88,614
Accounts receivable	5,10	166,070	97,855
Contract assets	6(b)	4,135	35,027
Inventories	7	74,081	64,962
Prepaid expenses and deposits		7,676	7,402
Assets held for sale		683	1,340
		330,520	295,200
Property, plant and equipment	8	1,246,584	1,142,946
Operating lease right-of-use assets	9	12,722	12,782
Investments in affiliates and joint ventures	10	84,692	81,435
Intangible assets		9,901	6,971
Other assets	11,16(b)	9,845	7,144
Total assets		$ 1,694,264	$ 1,546,478
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		$ 110,750	$ 146,190
Accrued liabilities	13	77,908	72,225
Contract liabilities	6(b)	1,944	59
Current portion of long-term debt	14	84,194	81,306
Current portion of contingent obligations	16(a),22	39,290	22,501
Current portion of operating lease liabilities	9	1,771	1,742
		315,857	324,023
Long-term debt	14	719,399	611,313
Contingent obligations	16(a),22	88,576	93,356
Operating lease liabilities	9	11,441	11,307
Other long-term obligations	6(b),15	44,711	41,001
Deferred tax liabilities	12	125,378	108,824
		1,305,362	1,189,824
Shareholders' equity			
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2024 – 27,704,450 (December 31, 2023 – 27,827,282))	17(a)	228,961	229,455
Treasury shares (December 31, 2024 – 1,000,328 (December 31, 2023 – 1,090,187))	17(a)	(15,913)	(16,165)
Additional paid-in capital		20,819	20,739
Retained earnings		156,125	123,032
Accumulated other comprehensive loss		(1,090)	(407)
Shareholders' equity		388,902	356,654
Total liabilities and shareholders' equity		$ 1,694,264	$ 1,546,478
Contingencies	24		
Subsequent events	14(b),16(e),17(c)		

Approved on behalf of the Board

/s/ Joseph Lambert

Joseph Lambert, President and Chief
Executive Officer

/s/ Bryan D. Pinney

Bryan D. Pinney, Audit Chair and Lead
Director

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2024	2023
Revenue	*6,25*	$ 1,165,787	$ 964,680
Cost of sales	*19,25*	789,056	678,528
Depreciation		166,683	131,319
Gross profit		210,048	154,833
General and administrative expenses	*21,22*	55,951	56,844
Loss on disposal of property, plant and equipment		767	1,659
Operating income		153,330	96,330
Equity earnings in affiliates and joint ventures	*10,25*	(15,299)	(25,199)
Interest expense, net	*20*	59,340	36,948
Change in fair value of contingent obligations	*16(a)*	53,206	4,681
Gain on derivative financial instruments	*16(b)*	(3,952)	(6,063)
Income before income taxes		60,035	85,963
Current income tax (benefit) expense	*12*	(3,280)	6,841
Deferred income tax expense	*12*	19,230	15,981
Net income		44,085	63,141
Other comprehensive income			
Unrealized foreign currency translation loss		683	713
Comprehensive income		$ 43,402	$ 62,428
Per share information			
Basic net income per share	*17(b)*	$ 1.65	$ 2.38
Diluted net income per share	*17(b)*	$ 1.52	$ 2.09

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2022	$ 229,455	$ (16,438)	$ 22,095	$ 70,501	$ 306	$ 305,919
Net income	—	—	—	63,141	—	63,141
Unrealized foreign currency translation loss	—	—	—	—	(713)	(713)
Dividends ($0.40 per share)	—	—	—	(10,610)	—	(10,610)
Purchase of treasury shares	—	(5,991)	—	—	—	(5,991)
Stock-based compensation	—	6,264	(1,356)	—	—	4,908
Balance at December 31, 2023	$ 229,455	$ (16,165)	$ 20,739	$ 123,032	$ (407)	$ 356,654
Net income	—	—	—	**44,085**	—	**44,085**
Unrealized foreign currency translation loss	—	—	—	—	**(683)**	**(683)**
Dividends ($0.42 per share)	—	—	—	**(10,992)**	—	**(10,992)**
Share purchase programs	**(1,138)**	—	**(3,173)**	—	—	**(4,311)**
Purchase of treasury shares	—	**(2,466)**	—	—	—	**(2,466)**
Stock-based compensation	—	**2,718**	**3,253**	—	—	**5,971**
Conversion of convertible debentures	**644**	—	—	—	—	**644**
Balance at December 31, 2024	$ **228,961**	$ **(15,913)**	$ **20,819**	$ **156,125**	$ **(1,090)**	$ **388,902**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2024	2023
Cash provided by			
Operating activities:			
Net income		$ 44,085	$ 63,141
Adjustments to reconcile net income to cash from operating activities:			
Depreciation		166,683	131,319
Amortization of deferred financing costs	20	3,000	1,635
Loss on disposal of property, plant and equipment		767	1,659
Gain on derivative financial instruments	16(b)	(3,952)	(6,063)
Stock-based compensation expense	21	8,706	15,828
Cash settlement of deferred share unit plan	21(c)	—	(7,817)
Equity earnings in affiliates and joint ventures	10	(15,299)	(25,199)
Dividends and advances received from affiliates and joint ventures	10	7,336	19,330
Deferred income tax expense	12	19,230	15,981
Change in fair value of contingent obligations	16(a)	53,206	8,268
Unrealized foreign currency loss		(2,843)	7,699
Other adjustments to cash from operating activities		1,231	1,675
Net changes in non-cash working capital	23(b)	(64,543)	50,634
		217,607	278,090
Investing activities:			
Acquisition of MacKellar, net of cash acquired	22	—	(51,671)
Purchase of property, plant and equipment		(280,144)	(202,809)
Additions to intangible assets		(4,199)	(683)
Proceeds on disposal of property, plant and equipment		13,568	10,419
Buyout of BNA Remanufacturing LP, net of cash acquired	10	(3,863)	—
Net payment on the wind up of affiliates and joint ventures		—	(387)
Net collections (advances) of loans with affiliates and joint ventures		(4,060)	(2,345)
Cash settlement of derivative financial instruments		4,015	2,597
		(274,683)	(244,879)
Financing activities:			
Proceeds from long-term debt	14	234,468	340,027
Repayment of long-term debt	14	(130,338)	(315,598)
Financing costs	14(a)	(1,036)	(5,782)
Payments towards contingent obligations	16(a)	(39,689)	(10,369)
Dividends paid	17(d)	(10,644)	(10,034)
Share purchase program	17(c)	(4,311)	—
Purchase of treasury shares	17(a)	(2,466)	(5,991)
		45,984	(7,747)
(Decrease) increase in cash		(11,092)	25,464
Effect of exchange rate on changes in cash		353	(5,994)
Cash, beginning of year		88,614	69,144
Cash, end of year		$ 77,875	$ 88,614

Supplemental cash flow information (note 23(a)).

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.

The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.

i) Change in significant accounting policy – Basis of presentation

During the first quarter of 2024, the Company changed its accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, the Company eliminated its proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings.

The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 25 in these consolidated financial statements.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;

- the determination of whether an acquisition meets the definition of a business combination;

- the fair value of the assets acquired and liabilities assumed as part of an acquisition;

- the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

- assumptions used in measuring the fair value of contingent obligations;

- assumptions used in impairment testing; and
- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company's revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;
- costs associated with added scope changes;
- extended costs due to owner, weather and other delays;
- subcontractor performance issues;
- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid;
- contract incentive and penalty provisions;
- the availability and skill level of workers in the geographic location of the project; and
- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and-materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from equipment maintenance and rebuild activities, along with the mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company's invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the most likely amount, constrained to an amount for which it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

- The amount of consideration is highly susceptible to factors outside the Company's influence, such as judgement of actions of third parties and weather conditions;

- The length of time between the recognition of revenue and the expected resolution;

- The Company's experience with similar circumstances and similar customers, specifically when such items have predictive value;

- The Company's history of resolution and whether that resolution includes price concessions or changing payment terms; and

- The range of possible consideration amounts.

The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company's performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).

The Company has elected to apply the 'as-invoiced' practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company's contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company's long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil and coal producers with a long history of no credit losses.

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company's exposure to credit risks and impairment losses for trade and other receivables is included in note 16(f).

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront receipts from clients for long-term contracts to assist with operations scaling.

j) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

k) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for and in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 70,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

l) Goodwill

Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2024, there were no impairment indicators identified, including, among other factors, no material declines in the operating environment or expected financial results.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

- management, having the authority to approve the action, commits to a plan to sell the assets;

- the assets are available for immediate sale in their present condition;

- an active program to locate buyers and other actions to sell the assets have been initiated;

- the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

- the assets are being actively marketed at reasonable prices in relation to their fair value; and

- it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer's recommendations and the Company's past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Accounts of the Company's Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders' equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit ("RSU") Plan which is described in note 21(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company's common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 21(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company's common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. DSUs are liability classified and are revalued at the end of every reporting period. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company's operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component's relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

- The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

- The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

- The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

- The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

- It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest method over the term to maturity. When Convertible Debentures are converted before maturity, the remaining balance of deferred financing costs are recognized in the capital accounts to reflect the shares issued. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company's share of the investee's net assets.

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee's operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.

The carrying amount of investment is adjusted to recognize changes in the Company's share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company's share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through equity earnings in affiliates and JVs.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Derivative instruments

The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

y) Business combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. Any subsequent changes to fair value are recognized in the Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs of $7,095 in 2023 were expensed when incurred in general and administrative charges.

3. Accounting pronouncements recently adopted

a) Segment reporting

The Company adopted the new standard for segment reporting that is effective for the fiscal year beginning January 1, 2024. In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company has updated its disclosures to reflect the additional requirements.

4. Recent accounting pronouncements not yet adopted

a) Joint venture formations

In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.

b) Income taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

c) Stock compensation

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.

d) Debt with conversion options

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

e) Expense disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

5. Accounts receivable

	Note	December 31, 2024	December 31, 2023
Trade	10	$ 69,411	$ 65,386
Holdbacks		791	363
Accrued trade receivables		71,933	16,556
Contract receivables		$ 142,135	$ 82,305
Other		23,935	15,550
		$ 166,070	$ 97,855

6. Revenue

a) Disaggregation of revenue

Year ended December 31,	2024	2023
Revenue by source		
Operations support services	$ 1,121,802	$ 886,963
Equipment and component sales	40,324	65,282
Construction services	3,661	12,435
	$ 1,165,787	$ 964,680
By commercial terms		
Time-and-materials	$ 1,026,027	$ 583,068
Unit-price	125,728	363,979
Lump-sum	14,032	17,633
	$ 1,165,787	$ 964,680
Revenue recognition method		
As-invoiced	$ 1,059,858	$ 600,744
Cost-to-cost percent complete	65,605	298,654
Point-in-time	40,324	65,282
	$ 1,165,787	$ 964,680

b) Contract balances

	Note	December 31, 2024	December 31, 2023
Contract assets		$ 4,135	$ 35,027
Contract liabilities			
Contract liabilities		1,944	59
Long-term contract liabilities (included in other long-term obligations)	15	19,027	16,114
		$ 20,971	$ 16,173

The decrease in the contract assets balance reflects a shift in the Company's contracts with customers revenue recognition method away from cost-to-cost percent complete scopes and into as-invoiced scopes.

The Company recognized revenue of $59 in 2024 that was included in the contract liability balance as of December 31, 2023 ($1,411 in 2023 that was included in the contract balance as of December 31, 2022).

c) Performance obligations

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2024	2023
Revenue (derecognized) recognized	$ (8,377)	$ 2,598

These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration. In 2024, final settlements of constrained variable consideration included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.

d) Transaction price allocated to the remaining performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,	
2025	$ 174,758
2026	52,930
	$ 227,688

e) Unapproved contract modifications

The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2024, of $nil (year ended December 31, 2023 - $8,032). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2024, of $nil (December 31, 2023 - $9,482). In 2024, final settlements of unapproved contract modifications included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.

7. Inventories

	December 31, 2024	December 31, 2023
Repair parts	$ 48,822	$ 41,358
Tires and track frames	6,223	6,478
Fuel and lubricants	2,612	1,941
Parts and supplies	57,657	49,777
Parts, supplies and components for equipment rebuilds	15,397	13,898
Customer rebuild work in process	1,027	1,287
	$ 74,081	$ 64,962

8. Property, plant and equipment

December 31, 2024		Cost	Accumulated Depreciation	Net Book Value
Owned assets				
Heavy equipment	$	598,377	$ 151,136	$ 447,241
Major component parts in use		775,672	247,882	527,790
Other equipment		55,443	35,901	19,542
Licensed motor vehicles		19,684	7,895	11,789
Office and computer equipment		10,224	6,988	3,236
Buildings		45,469	5,946	39,523
Capital inventory and capital work in progress		118,829	—	118,829
Land		10,472	—	10,472
		1,634,170	455,748	1,178,422
Assets under finance lease				
Heavy equipment		55,663	19,958	35,705
Major component parts in use		26,848	4,976	21,872
Other equipment		3,941	713	3,228
Licensed motor vehicles		7,943	586	7,357
		94,395	26,233	68,162
Total property, plant and equipment	$	1,728,565	$ 481,981	$ 1,246,584

December 31, 2023		Cost	Accumulated Depreciation	Net Book Value
Owned assets				
Heavy equipment	$	503,359	$ 133,448	$ 369,911
Major component parts in use		747,036	207,969	539,067
Other equipment		49,207	33,952	15,255
Licensed motor vehicles		20,051	7,207	12,844
Office and computer equipment		10,133	6,336	3,797
Buildings		45,681	5,231	40,450
Capital inventory and capital work in progress		84,555	—	84,555
Land		10,472	—	10,472
		1,470,494	394,143	1,076,351
Assets under finance lease				
Heavy equipment		64,691	19,435	45,256
Major component parts in use		28,514	9,580	18,934
Other equipment		37	12	25
Licensed motor vehicles		2,555	175	2,380
		95,797	29,202	66,595
Total property, plant and equipment	$	1,566,291	$ 423,345	$ 1,142,946

9. Finance and operating leases

As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

a) Minimum lease payments and receipts

The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2024, for the periods shown are as follows:

| For the year ending December 31, | Payments | | Receipts |
	Finance Leases	Operating Leases	Operating leases
2025	$ 19,946	$ 2,382	$ 1,262
2026	15,414	2,020	723
2027	11,646	1,537	723
2028	7,048	1,318	723
2029 and thereafter	6,885	9,704	5,271
Total minimum lease payments	$ 60,939	$ 16,961	$ 8,702
Less: amount representing interest	(6,381)	(3,749)	
Carrying amount of minimum lease payments	$ 54,558	$ 13,212	
Less: current portion	(17,340)	(1,771)	
Long term	$ 37,218	$ 11,441	

b) Lease expenses and income

Year ended December 31,	2024	2023
Short-term lease expense	$ 28,518	$ 15,305
Operating lease expense	2,242	3,007
Operating lease income	(683)	(6,182)

During the year ended December 31, 2024, depreciation of equipment under finance leases was $16,806 (December 31, 2023 – $11,194). Finance lease obligations are included in long-term debt (note 14).

c) Supplemental information

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years):		
Finance leases	3.5	2.6
Operating leases	9.9	10.3
Weighted-average discount rate:		
Finance leases	5.65%	5.19%
Operating leases	5.02%	4.59%

10. Investments in affiliates and joint ventures

The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")	
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"	
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2024	December 31, 2023
Balance, beginning of the year	$ 81,435	$ 75,637
Additions arising from the acquisition of MacKellar	—	85
Share of net income	15,299	25,199
Dividends and advances received from affiliates and joint ventures	(7,336)	(21,543)
Derecognition of BNA[i]	(4,061)	—
Intercompany eliminations and other	(645)	2,057
Balance, end of the year	$ 84,692	$ 81,435

[i] On October 31, 2024, NACG acquired the remaining 50% interest in BNA Remanufacturing Limited Partnership for $4,210 from BSC Holdings, ULC, resulting in 100% ownership, with no material impact on NACG's financial statements.

a) Affiliate and joint venture condensed financial data

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets					
Cash	$ 1,518	$ 3,197	$ 78,346	$ 364	$ 83,425
Other current assets	36,053	43,424	5,342	1,899	86,718
Non-current assets	18,198	34,393	270,763	7,439	330,793
Total assets	$ 55,769	$ 81,014	$ 354,451	$ 9,702	$ 500,936
Liabilities					
Contract liabilities	$ 2,311	$ —	$ 69,683	$ 4	$ 71,998
Other current liabilities (excluding current portion of long-term debt)	6,045	37,401	30,528	1,900	75,874
Long-term debt (including current portion)	7,508	30,221	219,516	6,021	263,266
Non-current liabilities	4,765	—	341	—	5,106
Total liabilities	$ 20,629	$ 67,622	$ 320,068	$ 7,925	$ 416,244
Net investments in affiliates and joint ventures	$ 35,140	$ 13,392	$ 34,383	$ 1,777	$ 84,692

December 31, 2023	Nuna	MNALP	Fargo[i]	Other entities	Total
Assets					
Cash	$ 9,944	$ 4,184	$ 87,418	$ 222	$ 101,768
Other current assets	34,937	36,060	23,284	4,593	98,874
Non-current assets	23,884	37,103	154,090	10,434	225,511
Total assets	$ 68,765	$ 77,347	$ 264,792	$ 15,249	$ 426,153
Liabilities					
Contract liabilities	$ 7,817	$ —	$ 76,481	$ 52	$ 84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$ 27,578	$ 65,812	$ 243,010	$ 8,318	$ 344,718
Net investments in affiliates and joint ventures	$ 41,187	$ 11,535	$ 21,782	$ 6,931	$ 81,435

[i] For December 31, 2023, the Company reclassified $18,728 from non-current assets to other current assets to align with a presentation change made by the equity investee in the current year.

As of December 31, 2024, current assets include contract assets of $8,281 for Nuna from variable consideration related to unapproved contract modifications (December 31, 2023 - $8,701).

Statements of Operations

Year ended December 31, 2024		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	56,994	$	294,522	$	152,784	$	12,837	$	517,137
Gross profit		4,045		10,264		33,965		1,181		49,455
(Loss) income before taxes		(3,764)		7,347		10,150		938		14,671
Net (loss) income	$	(3,086)	$	7,347	$	10,150	$	888	$	15,299

Year ended December 31, 2023		Nuna		MNALP		Fargo		Other entities		Total
Revenue	$	165,741	$	395,040	$	117,543	$	7,975	$	686,299
Gross profit		9,622		13,954		25,353		709		49,638
Income (loss) before taxes		1,246		10,869		15,344		(1,255)		26,204
Net income (loss)	$	1,098	$	10,869	$	14,522	$	(1,290)	$	25,199

b) Related parties

The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

		December 31, 2024		December 31, 2023
Accounts receivable	$	73,928	$	41,157
Contract assets		2,619		12,019
Other assets		112		350
Accounts payable		12,660		3,203
Accrued liabilities		9,070		11,884

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2024, and 2023, revenue earned from these services was $560,037 and $773,512, respectively. The majority of services are completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At December 31, 2024, MNALP had recorded accounts receivable of $84,042 on its balance sheet (December 31, 2023 – $61,111).

11. Other assets

	Note		December 31, 2024		December 31, 2023
Deferred financing costs		$	4,845	$	5,891
Goodwill			520		526
Loans to affiliates and joint ventures			112		350
Derivative financial instruments	16(b)		3,952		229
Long-term prepaid lease payments			416		148
		$	9,845	$	7,144

12. Income taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2024	2023
Income before income taxes	$ 60,035	$ 85,963
Equity earnings in affiliates and joint ventures	(15,299)	(25,199)
	$ 44,736	$ 60,764
Tax rate	23.00%	23.00%
Expected expense	$ 10,289	$ 13,976
Adjustments related to:		
Stock-based compensation	1,241	1,092
Foreign tax rate differential	2,463	2,164
Tax on equity earnings in affiliates and joint ventures	3,519	5,794
Other	(1,562)	(204)
Total income tax expense	$ 15,950	$ 22,822
Current income tax expense	$ (3,280)	$ 6,841
Deferred income tax expense	19,230	15,981
Total income tax expense	$ 15,950	$ 22,822

The deferred tax assets and liabilities are summarized below:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Non-capital and net capital loss carryforwards	$ 13,740	$ 26,713
Finance lease obligations	26,541	23,116
Accrued liabilities	5,721	3,211
Operating lease obligations	3,116	6,161
Stock-based compensation	5,542	4,913
Contingent obligations	17,200	1,229
Acquisition costs	1,470	1,858
Other	7,051	5,611
	$ 80,381	$ 72,812
Deferred tax liabilities:		
Contract assets	$ 602	$ 5,693
Property, plant and equipment	179,581	168,813
Investments in affiliates and joint ventures	12,387	2,266
Operating lease right-of-use assets	3,002	2,827
Deferred financing costs	1,114	1,355
Other	9,073	682
	$ 205,759	$ 181,636
Net deferred income tax liability	$ 125,378	$ 108,824

Classified as:

	December 31, 2024	December 31, 2023
Deferred tax asset	$ —	$ —
Deferred tax liability	(125,378)	(108,824)
	$ (125,378)	$ (108,824)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple Canadian provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

At December 31, 2024, the Company has non-capital loss carryforwards of $63,213, which expire as follows:

	December 31, 2024
2026	$ 3
2027	278
2032	175
2033	9,095
2037	5
2039	29
2040	406
2041	3,569
2042	3,576
2043	3,398
2044	2,731
No expiry	39,948
	$ 63,213

Of the non-capital loss carryforwards above, $39,948 are in the US jurisdiction with no expiry and the rest are in the Canadian jurisdiction with the expiries listed above.

13. Accrued liabilities

	Note	December 31, 2024	December 31, 2023
Payroll liabilities		$ 43,355	$ 28,524
Income and other taxes payable		20,449	26,515
Loans from affiliates and joint ventures		8,299	11,387
Dividends payable	17(d)	3,022	2,674
Other		2,783	3,125
		$ 77,908	$ 72,225

14. Long-term debt

	Note	December 31, 2024	December 31, 2023
Credit Facility	14(a)	$ 395,844	$ 317,488
Convertible debentures	14(b)	129,106	129,750
Equipment financing	14(c)	253,639	220,466
Mortgage	14(e)	27,600	28,429
Unamortized deferred financing costs	14(f)	(2,596)	(3,514)
		$ 803,593	$ 692,619
Less: current portion of long-term debt		(84,194)	(81,306)
		$ 719,399	$ 611,313

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2024, are: $84.2 million in 2025, $117.3 million in 2026, $456.2 million in 2027, $101.9 million in 2028 and $46.6 million in 2029 and thereafter.

a) Credit Facility

On October 24, 2024, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on October 3, 2027, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (up from $280.0 million) and an Australian dollar tranche of $250.0 million AUD (up from $220.0 million AUD), totaling $522.6 million of lending capacity using the exchange rate in effect as at December 31, 2024. The Credit Facility permits finance lease obligations to a limit of $400.0 million (up from $350.0 million) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2024, financing costs of $1.0 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.

As at December 31, 2024, there was $34.0 million (December 31, 2023 – $31.3 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $92.7 million (December 31, 2023 – $129.3 million).

As at December 31, 2024, there was an additional $86.7 million in borrowing availability under finance lease obligations (December 31, 2023 – $60.1 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2024, the Company was in compliance with its financial covenants.

- The first covenant is the Total Debt to Bank EBITDA Ratio.
  - ◦ "Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing, excluding convertible debentures; and (vii) guarantees provided for joint ventures.
  - ◦ "Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
  - ◦ The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
- The second covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
  - ◦ "Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers' acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
  - ◦ The Interest Coverage Ratio must be greater than 3.0:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers' acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.

The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2024, the Company has provided guarantees on this facility of $61.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee.

b) Convertible debentures

	December 31, 2024	December 31, 2023
5.50% convertible debentures	$ 74,106	$ 74,750
5.00% convertible debentures	55,000	55,000
	$ 129,106	$ 129,750

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$ 24.23	$ 3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$ 25.29	$ 2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.

The 5.50% convertible debentures are redeemable on and after to June 30, 2024, and prior to June 30, 2026 at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest. During the year ended December 31, 2024, a principal amount of $644 was converted into 26,576 common shares.

Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.

Subsequent to December 31, 2024, on January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.

c) Equipment financing

	Note	December 31, 2024	December 31, 2023
Finance lease obligations	9	$ 54,558	$ 52,851
Financing obligations	14(d)	197,018	162,266
Promissory notes		2,063	5,349
Equipment financing		$ 253,639	$ 220,466

Year ended,	December 31, 2024			December 31, 2023		
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Finance lease obligations	$ 30,377	$ (28,860)	$ 190	$ 58,675	$ (48,601)	$ 973
Financing obligations	114,930	(77,363)	(2,815)	233,668	(110,306)	6,015
Promissory notes	—	(3,286)	—	—	(5,889)	—
	$ 145,307	$ (109,509)	$ (2,625)	$ 292,343	$ (164,796)	$ 6,988

During the year ended December 31, 2023, the Company assumed $30,516 of finance lease obligations upon the MacKellar acquisition (note 22(a)). Subsequent to the acquisition, the Company paid out $18,509 of the acquired financing lease obligations.

d) Financing obligations

During the year ended December 31, 2024, the Company recorded new financing obligations of $114,930. The financing contracts expire between August 2026 and September 2029. The Company is required to make monthly payments over the life of the contract with annual interest rates between 5.56% and 7.92%

During the year ended December 31, 2023, the Company recorded new financing obligations of $233,668. Of the new financing obligations, $173,430 was assumed upon the MacKellar acquisition (note 22(a)) and $73,657 was extinguished subsequent to the acquisition. The remaining financing contracts assumed upon acquisition expire between March 2024 and October 2028 with annual interest rates between 1.99% and 8.11%. Other new financing contracts expire in September 2026. The Company is required to make monthly payments over the life of the contracts with annual interest rates between 6.72% and 7.17%. The financing obligations are secured by the corresponding property, plant and equipment.

e) Mortgage

The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.

f) Deferred financing costs

	December 31, 2024	December 31, 2023
Cost	$ 6,336	$ 6,336
Accumulated amortization	3,740	2,822
	$ 2,596	$ 3,514

15. Other long-term obligations

	Note	December 31, 2024	December 31, 2023
DSU liabilities	21(c)	$ 24,096	$ 21,361
Long-term contract liabilities	6(b)	19,027	16,114
Other		1,588	3,526
		$ 44,711	$ 41,001

16. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis, are used to determine the fair value of the Company's financial instruments. All methods of fair value measurement result in a general approximation of fair value.

The fair values of the Company's cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	Fair Value Hierarchy Level	December 31, 2024		December 31, 2023	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,106	168,949	129,750	160,072
Financing obligations	Level 2	197,018	196,240	162,266	159,900
Mortgage	Level 2	27,600	23,993	28,429	22,780

The Company classifies contingent obligations related to contingent consideration on the MacKellar (note 22) and DGI acquisitions, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.

The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $9,423 decrease to a $9,423 increase on the fair value as at December 31, 2024. During the year ended December 31, 2024, there has been no change in the valuation approach or technique.

Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2024	December 31, 2023
Balance, beginning of period	$ 115,857	$ 3,862
Additions to level 3	—	114,096
Changes in fair value recognized in earnings	53,206	4,681
Changes in foreign exchange rates	(1,508)	3,587
Payments	(39,689)	(10,369)
Balance, end of the period	$ 127,866	$ 115,857

Changes in the fair value of the contingent obligation are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the year ended December 31, 2024, reflect improved forecasted performance based on recent contract awards and capital investments.

b) Swap agreement

On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended December 31, 2024, the Company recognized an unrealized gain of $3,952 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $3,952 being recorded to other assets (note 11) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.

On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. This swap agreement was completed on January 3, 2024, at which point the Company realized a gain of $229, which had been recorded on the Consolidated Balance Sheets at December 31, 2023.

c) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.

The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.

d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $92.7 million on the Credit Facility (December 31, 2023 – $129.3 million) and an additional $86.7 million in borrowing availability under finance lease obligations (December 31, 2023 – $60.1 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.

e) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets and contract portfolios. International projects can expose the Company to risks beyond those typical for its activities in its home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the Company's control, including the duration and severity of the impact of global economic downturns.

Subsequent to year end, the United States announced tariffs on imports from several countries, including 25% tariffs on all goods from Canada and 10% tariffs on Canadian energy imports. While such tariffs would not directly affect the Company, the Government of Canada and certain Provincial governments subsequently announced or threatened certain retaliatory measures, including counter tariffs. The impact of such retaliatory measures, if and when implemented, is subject to a number of factors, including the effective date and duration of such measures, changes in the amount, scope and nature of any applicable tariffs or other measures in the future and any mitigating actions that may become available. The introduction of retaliatory measures could cause some volatility for the Company, primarily related to the price of heavy equipment parts and components. Efforts would be made to mitigate these impacts by purchasing from alternative sources or by passing these escalated costs on to clients. Most of the Company's contracts allow increased prices to be passed on to clients, though the pass-through can lag actual cost increases due to the contract mechanisms normally being triggered by increases in price indexes rather than to direct price increases. Additionally, some clients could be impacted by tariffs or non-tariff measures, resulting in less spending by customers on projects. Higher parts and components costs brought about by tariffs or other measures, or delayed or cancelled projects could have a material adverse effect on the Company's future earnings and financial position.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. The Company also mitigates these risks through specific contract provisions, insurance coverage and financial instruments where applicable.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company is exposed to foreign exchange risk due to a portion of its operations occurring in currencies other than the Canadian dollar (CAD), primarily the Australian dollar (AUD) and U.S. dollar (USD). Fluctuations in exchange rates may impact the Company's consolidated financial results, including the Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet. The Company reduces foreign exchange risk by having an Australian dollar tranche under the Credit Facility available for borrowings.

The Company also incurs foreign exchange risk through transactions in non-CAD currencies, including purchases of equipment, spare parts, and certain general and administrative goods and services. These exposures are generally short-term, and past exchange rate fluctuations have not had a material impact. When considered significant, the Company may mitigate exposure by transacting in CAD, USD, or AUD. Additionally, the Company's Credit Facility allows borrowings in both CAD and AUD, providing flexibility to manage currency exposure related to these transactions.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company's Credit Facility, varies as market interest rates change. At December 31, 2024, the Company held $395.8 million of floating rate debt pertaining to its Credit Facility (December 31, 2023 – $317.5 million). As at December 31, 2024, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $4.0 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company's debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

f) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to concentration risk through its revenue which is mitigated by the customers being large investment grade organizations. The Company is also exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management through consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore the Company's share of revenues, accounts receivable and contract assets are not included in the tables below.

Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2024	2023
Customer A	27%	8%
Customer B	25%	23%
Customer C	11%	27%
Customer D	2%	20%

Customer A related to Heavy Equipment – Australia segment. All remaining significant customers that exceed 10% of revenue in 2024 and 2023 fall under the Heavy Equipment – Canada segment.

The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2024	December 31, 2023
Customer 1	23%	2%
Customer 2	20%	22%
Customer 3	6%	16%
Customer 4	6%	13%

Customer 2 relates to the Heavy Equipment – Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2024 and 2023 fall under the Heavy Equipment – Canada segment.

The Company's exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2024	December 31, 2023
Trade accounts receivable	$ 69,411	$ 65,386
Holdbacks	791	363
Accrued trade receivables	71,933	16,556
Contract receivables, included in accounts receivable	$ 142,135	$ 82,305
Other receivables	23,935	15,550
Total accounts receivable	$ 166,070	$ 97,855
Contract assets	4,135	35,027
Total	$ 170,205	$ 132,882

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2024, and December 31, 2023, trade receivables and holdbacks are aged as follows:

	December 31, 2024	December 31, 2023
Not past due	$ 61,443	$ 53,007
Past due 1-30 days	7,547	8,790
Past due 31-60 days	521	1,772
More than 61 days	691	2,180
Total	$ 70,202	$ 65,749

As at December 31, 2024, the Company has recorded an allowance for credit losses of $nil (December 31, 2023 – $nil).

17. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(20,955)	(20,955)
Settlement of certain equity classified stock-based compensation	—	337,229	337,229
Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Issued upon conversion of convertible debentures	26,576	—	26,576
Retired through share purchase program	(149,408)	—	(149,408)
Purchase of treasury shares	—	(15,641)	(15,641)
Settlement of certain equity classified stock-based compensation	—	105,500	105,500
Issued and outstanding at December 31, 2024	27,704,450	(1,000,328)	26,704,122

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2024, the Company withheld the cash equivalent of 76,542 shares for $2,019 to satisfy the recipient tax withholding requirements (year ended December 31, 2023 – 234,728 shares for $5,479).

b) Net income per share

Year ended December 31,	2024	2023
Net income	$ 44,085	$ 63,141
Interest from convertible debentures (after tax)	5,998	5,925
Diluted net income available to common shareholders	$ 50,083	$ 69,066
Weighted-average number of common shares	26,772,113	26,566,846
Weighted-average effect of dilutive securities		
Dilutive effect of treasury shares	1,048,551	1,260,436
Dilutive effect of 5.00% convertible debentures	2,174,773	2,148,438
Dilutive effect of 5.50% convertible debentures	3,058,440	3,051,020
Weighted-average number of diluted common shares	33,053,877	33,026,740
Basic net income per share	$ 1.65	$ 2.38
Diluted net income per share	$ 1.52	$ 2.09

For the years ended December 31, 2024, and December 31, 2023, all securities were dilutive.

c) Share purchase program

On November 4, 2024, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,087,577 common shares were authorized to be purchased. During the year ended December 31, 2024, the Company purchased and subsequently cancelled 149,408 shares under this NCIB, which resulted in a decrease to common shares of $1,138 and a decrease to additional paid-in capital of $3,173. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB's expiry on November 3, 2025.

Subsequent to the year ended December 31, 2024, as of March 14, 2025, the Company purchased and subsequently cancelled 55,000 shares under this NCIB, which resulted in a decrease of common shares of $492 and an increase to additional paid-in capital of $830.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2023	February 14, 2023	$ 0.10	March 3, 2023	April 6, 2023	$ 2,621
Q2 2023	April 25, 2023	$ 0.10	May 26, 2023	July 7, 2023	$ 2,641
Q3 2023	July 25, 2023	$ 0.10	August 31, 2023	October 6, 2023	$ 2,674
Q4 2023	October 31, 2023	$ 0.10	November 30, 2023	January 5, 2024	$ 2,674
Q1 2024	February 20, 2024	$ 0.10	March 8, 2024	April 5, 2024	$ 2,673
Q2 2024	April 30, 2024	$ 0.10	May 31, 2024	July 5, 2024	$ 2,673
Q3 2024	July 31, 2024	$ 0.10	August 30, 2024	October 4, 2024	$ 2,624
Q4 2024	October 29, 2024	$ 0.12	November 27, 2024	January 5, 2025	$ 3,022

18. Segmented information

a) General information

The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.

The Company's reportable segments are Heavy Equipment – Canada, Heavy Equipment – Australia, and Other. Heavy Equipment – Canada and Heavy Equipment – Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.

Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.

b) Results by reportable segment

For the year ended December 31, 2024	Heavy Equipment – Australia	Heavy Equipment – Canada	Other	Eliminations	Total
Revenue from external customers	$ 590,901	$ 555,301	$ 19,457	$ —	$1,165,659
Revenue from intersegment transactions	—	—	27,742	(27,614)	128
Cost of sales	396,684	381,668	37,306	(26,602)	789,056
Depreciation expense	62,930	105,250	—	(1,497)	166,683
Segment gross profits	131,287	68,383	9,893	485	210,048
Purchase of property, plant and equipment	170,282	109,862	—	—	280,144

For the year ended December 31, 2023	Heavy Equipment – Australia	Heavy Equipment – Canada	Other	Eliminations	Total
Revenue from external customers	$ 153,877	$ 760,590	$ 25,441	$ —	$ 939,908
Revenue from intersegment transactions	4,731	6,330	21,982	(8,271)	24,772
Cost of sales	104,761	545,477	35,437	(7,147)	678,528
Depreciation expense	13,240	116,660	—	1,419	131,319
Segment gross profits	40,607	104,783	11,986	(2,543)	154,833
Purchase of property, plant and equipment	56,367	146,442	—	—	202,809

Revenue from intersegment transactions includes transactions with the Company's joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	December 31, 2024	December 31, 2023
Heavy Equipment – Canada	$ 1,143,415	$ 1,079,370
Heavy Equipment – Australia	986,397	718,114
Other	343,690	307,850
Eliminations	(779,238)	(558,856)
	$ 1,694,264	$ 1,546,478

c) Reconciliation

Income before income taxes

For the year ended December 31,	2024	2023
Total gross profit for reportable segments	$ 210,048	$ 154,833
Less: unallocated corporate items:		
General and administrative costs	55,951	56,844
Loss on disposal of property, plant and equipment	767	1,659
Equity earnings in affiliates and joint ventures	(15,299)	(25,199)
Interest expense	59,340	36,948
Change in fair value of contingent obligations	53,206	4,681
Gain on derivative financial instruments	(3,952)	(6,063)
Income before income taxes	$ 60,035	$ 85,963

d) Geographic information

Revenue

	2024	2023
Australia	$ 590,901	$ 151,789
Canada	566,669	802,932
United States	8,217	9,959
	$ 1,165,787	$ 964,680

Revenue from external customers is attributed to countries on the basis of the customer's location.

Long lived assets

	2024	2023
Australia	$ 581,992	$ 452,519
Canada	697,060	717,324
	$ 1,279,052	$ 1,169,843

Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

19. Cost of sales

Year ended December 31,		2024		2023
Salaries, wages and benefits	$	342,693	$	292,226
Repair parts and consumable supplies		247,351		198,730
Subcontractor services		107,636		100,572
Equipment and component sales		27,139		52,928
Third-party equipment rentals		29,524		18,727
Fuel		13,410		8,410
Other		21,303		6,935
	$	789,056	$	678,528

20. Interest expense, net

Year ended December 31,		2024		2023
Credit Facility	$	30,183	$	16,781
Equipment financing		14,981		5,046
Convertible debentures		6,874		6,843
Interest on customer supply chain financing		2,539		4,493
Mortgage		951		979
Amortization of deferred financing costs		3,000		1,635
Interest expense		58,528		35,777
Other interest expense, net		812		1,171
	$	59,340	$	36,948

21. Stock-based compensation

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note		2024		2023
Restricted share unit plan	21(a)	$	3,470	$	2,702
Performance restricted share unit plan	21(b)		2,501		2,677
Deferred stock unit plan	21(c)		2,735		10,449
		$	8,706	$	15,828

a) Restricted share unit plan

Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2022	535,898	14.44
Granted	199,468	27.44
Vested	(256,193)	8.77
Forfeited	(13,867)	17.60
Outstanding at December 31, 2023	465,306	23.04
Granted	201,389	26.60
Vested	(120,109)	20.14
Forfeited	(17,100)	27.70
Outstanding at December 31, 2024	529,486	24.86

At December 31, 2024, there were approximately $6,549 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2023 – $5,662) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2023 – 1.6 years). During the year ended December 31, 2024, 120,109 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2023 – 256,193 units vested and settled).

b) Performance restricted share unit plan

Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2022	431,714	12.47
Granted	101,597	25.62
Vested	(213,623)	8.48
Outstanding at December 31, 2023	319,688	19.32
Granted	**204,303**	**26.32**
Vested	**(61,935)**	**20.14**
Forfeited	**(50,674)**	**20.14**
Outstanding at December 31, 2024	**411,382**	**22.57**

At December 31, 2024, there were approximately $5,141 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2023 – $3,655) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.7 years (December 31, 2023 – 1.5 years). During the year ended December 31, 2024, 61,935 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 0.55 common shares per PSU based on performance against grant date criteria (December 31, 2023 – 213,623 units at a factor of 1.48 vested and settled).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2024, and 2023 using a Monte Carlo simulation with the following assumptions:

	2024	2023
Risk-free interest rate	**3.83%**	4.21%
Expected volatility	**36.50%**	38.90%

c) Deferred stock unit plan

Prior to January 1, 2021, under the Company's shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

	Number of units
Outstanding at December 31, 2022	1,020,213
Granted	31,575
Redeemed	(286,152)
Outstanding at December 31, 2023	765,636
Granted	**35,945**
Outstanding at December 31, 2024	**801,581**

At December 31, 2024, the fair market value of these units was $30.06 per unit (December 31, 2023 – $27.90 per unit). At December 31, 2024, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2023 – $nil) and the long-term portion of DSU liabilities of $24,096 was included in other long-term obligations (December 31, 2023 – $21,361) in the Consolidated Balance Sheets. During the year ended December 31, 2024, there were 0 units redeemed (December 31, 2023 – 286,152 units were redeemed and settled in cash for $7,817). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

22. Business acquisition

MacKellar Group

On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group ("MacKellar"), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar's future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expands the Company's capability and allows the Company to serve a highly valuable and diversified base of customers globally.

The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

		October 1, 2023
Cash consideration	$	65,572
Earn-out at estimated fair value		79,839
Deferred consideration at estimated fair value		27,014
Contingent payment at estimated fair value		7,243
Total consideration transferred	$	179,668
Equipment financing assumed		203,946
Total purchase price	$	383,614
Purchase price allocation to assets acquired and liabilities assumed:		
Cash	$	13,901
Accounts receivable		65,033
Contract assets		713
Inventories		12,155
Prepaid expenses		2,187
Property, plant and equipment		394,394
Investments in affiliates and joint ventures		85
Intangible assets		690
Accounts payable		(45,829)
Accrued liabilities		(22,464)
Other long-term obligations		(16,934)
Deferred income tax liabilities		(20,317)
Third party equipment financing assumed:		
Financing obligations		(173,430)
Finance leases		(30,516)
Total identifiable net assets at fair value	$	179,668

NACG's existing Credit Facility funded the partial payout of equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.

The gross amount of accounts receivable approximated its fair value with no expected uncollectible amounts as of the acquisition date. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach, based primarily on the selling price of comparable assets.

During the years ended December 31, 2024, and 2023, the Company recognized $561,944 and $122,519, respectively, of revenue and $64,763 and $13,946, respectively, of net income from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income.

The following unaudited pro forma information reflects the impact of the transaction on the Company's consolidated results as if it had occurred on January 1, 2022.

Year ended December 31,	2023	2022
Revenue	$ 1,296,328	$ 1,086,460
Net income	89,658	78,261

These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2022, with the consequential tax effects.

The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2022, nor are they indicative of future results of operations.

23. Other information

a) Supplemental cash flow information

Year ended December 31,	2024	2023
Cash paid during the year for:		
Interest	$ 64,478	$ 33,498
Income taxes	15,915	1,370
Cash received during the year for:		
Interest	498	446
Income taxes	5,189	—
Non-cash transactions:		
Addition of property, plant and equipment by means of finance leases	14,157	28,159
Addition of property, plant and equipment by means of finance leases assumed through acquisition	—	30,516
Increase in assets held for sale, offset by property, plant and equipment	11,878	10,927
Non-cash working capital exclusions:		
Net increase in accounts receivable related to realized gain on derivative financial instruments	(4,015)	4,015
Net decrease (increase) in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	3,088	2,113
Net increase in accrued liabilities related to taxes payable	102	367
Net increase in accrued liabilities related to dividend payable	(348)	(576)
Non-cash working capital transactions related to buyout of BNA Remanufacturing Ltd.		
Increase in accounts receivable	858	—
Increase in contract assets	498	—
Increase in inventory	4,605	—
Increase in accounts payable	(133)	—
Increase in accrued liabilities	(543)	—
Non-cash working capital transactions related to acquisitions (note 22)		
Increase in accounts receivable	—	65,033
Increase in contract assets	—	713
Increase in inventory	—	12,155
Increase in prepaid expenses	—	2,187
Increase in accounts payable	—	(45,829)
Increase in accrued liabilities	—	(22,464)
Non-cash working capital movement from change in foreign exchange rates		
(Decrease) increase in accounts receivable	(732)	2,073
(Decrease) increase in contract assets	(564)	23
(Decrease) increase in inventory	(304)	387
(Decrease) increase in prepaid expenses	(37)	70
Decrease (increase) in accounts payable	3,325	(1,727)
Decrease (increase) in accrued liabilities	342	(828)

b) Net change in non-cash working capital

The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2024	2023
Operating activities:		
Accounts receivable	$ (72,104)	$ 57,077
Contract assets	30,826	(18,489)
Inventories	(4,818)	(2,522)
Prepaid expenses and deposits	(579)	6,379
Accounts payable	(32,248)	9,585
Accrued liabilities	9,582	571
Contract liabilities	4,798	(1,967)
	$ (64,543)	$ 50,634

24. Contingencies

During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

25. Change in significant accounting policy – Basis of presentation

The following tables summarize the effect of the change in accounting policy (note 2(a)(i)) on the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2024, and 2023:

	Year ended December 31, 2024			Year ended December 31, 2023		
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Revenue	$ 1,169,421	$ (3,634)	$ 1,165,787	$ 957,220	$ 7,460	$ 964,680
Cost of sales	792,300	(3,244)	789,056	671,684	6,844	678,528
Gross profit	210,439	(391)	210,048	154,217	616	154,833
Equity earnings in affiliates and joint ventures	(14,908)	(391)	(15,299)	(25,815)	616	(25,199)
Net income	44,085	—	44,085	63,141	—	63,141

26. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Corporate Information

Corporate Headquarters

27287-100 Avenue
Acheson, Alberta T7X 6H8
Phone: 780.960.7171
Fax: 780.969.5599

Auditors

KPMG LLP
Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP
Houston, Texas
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Investor Information

Investor Relations

Jason Veenstra
Phone: 780.960.7171
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Construction Group Ltd.
will be held:

Wednesday, May 14, 2025
3:00 PM
North American Construction Group
27287-100 Avenue
Acheson, Alberta



Everyone Gets Home Safe



65
CAT
27
H1027

NORTH AMERICAN
CONSTRUCTION GROUP

www.nacg.ca